The information in this Preliminary Prospectus Supplement is not complete and may be changed. This Preliminary Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell these securities or a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-188453

Subject to completion, dated May 15, 2013

Prospectus Supplement

(to Prospectus dated May 8, 2013)

Total System Services, Inc.

$             % Senior Notes Due 2018

$             % Senior Notes Due 2023

Interest payable             and

We are offering $         aggregate principal amount of     % Senior Notes due 2018 (the “2018 notes”) and $         aggregate principal amount of     % Senior Notes due 2023 (the “2023 notes”), which we collectively refer to as the notes. The 2018 notes will mature on             , 2018 and the 2023 notes will mature on             , 2023. We will pay interest on the notes             on             and             of each year, beginning on             , 2013. The notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

We may redeem some or all of the notes in whole or in part at any time, together with accrued and unpaid interest, at the redemption prices under the heading “Description of Notes—Optional Redemption” on page S-36. Upon the occurrence of a Change of Control Repurchase Event (as defined herein), we will be required to make an offer to purchase the notes at a price equal to 101% of their aggregate principal amount, plus accrued and unpaid interest to, but excluding, the date of purchase. See the section entitled “Description of Notes—Change of Control” for more information.

On February 19, 2013, we and our wholly-owned subsidiary signed an Agreement and Plan of Merger (the “Merger Agreement”) with NetSpend Holdings, Inc. (“NetSpend”), under which we will acquire NetSpend in an all-cash transaction of approximately $1.4 billion (the “Acquisition”). If we do not consummate the Acquisition on or before November 15, 2013 or if the Merger Agreement is terminated at any time prior to such date, we will redeem all of the 2023 notes on a special mandatory redemption date at a redemption price described under “Description of Notes—Special Mandatory Redemption.”

The notes will be our unsecured senior obligations and will rank equally in right of payment with all of our other unsecured senior indebtedness outstanding from time to time. The notes will not be listed on any national securities exchange. Currently there is no public market for the notes.

Investing in the notes involves risks. You should consider carefully the risks set forth in “Risk Factors” beginning on page S-7, as well as the risks set forth in our other filings with the Securities and Exchange Commission, which are incorporated by reference in this prospectus supplement and the accompanying prospectus, before investing in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Price to public(1)		Underwriting discounts and commissions		Proceeds to us (before expenses)(1)
Per 2018 note		%		%		%
2018 notes total	$		$		$
Per 2023 note		%		%		%
2023 notes total	$		$		$
Total	$		$		$
(1)	Plus accrued interest, if any, from May , 2013, if settlement occurs after that date.

The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company for the accounts of its participants, including Clearstream Banking, société anonyme, and Euroclear Bank S.A./N.V., as operator of the Euroclear System, against payment in New York, New York on or about May     , 2013.

Sole Active Book-Running Manager

J.P. Morgan

Passive Book-Running Manager

Mitsubishi UFJ Securities

May     , 2013

Prospectus Supplement

Prospectus

i

About this prospectus supplement

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the prospectus, which describes more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described below under the heading “Where You Can Find More Information.”

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus supplement to “TSYS,” “we,” “us,” “our” or similar references mean Total System Services, Inc. and its subsidiaries. If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus, you should rely on the information set forth in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any fee writing prospectus filed by us with the Securities and Exchange Commission (the “SEC”).

This prospectus supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this prospectus supplement, the accompanying prospectus or any free writing prospectus filed by us with the SEC and the documents referred to in this prospectus supplement and which are made available to the public.

We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus or any free writing prospectus filed by us with the SEC or any document incorporated by reference is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer, or an invitation on our behalf or on behalf of the underwriters, to subscribe for and purchase, any of the securities and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

Where you can find more information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public from the SEC’s web site at http://www.sec.gov. To receive copies of public records not posted to the SEC’s web site at prescribed rates, you may complete an online form at http://www.sec.gov, send a fax to (202) 772-9337 or submit a written request to the SEC, Office of FOIA/PA Operations, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (other than, in each case, information deemed to have been furnished and not filed in accordance with SEC rules), prior to the termination of this offering:

•

our Annual Report on Form 10-K, as amended by Form 10-K/A, for the year ended December 31, 2012 (including the portions of our Proxy Statement on Schedule 14A, filed on March 15, 2013, incorporated by reference therein);

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013; and

•	our Current Reports on Form 8-K filed on February 19, 2013, April 11, 2013, May 2, 2013 and May 8, 2013.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing), at no cost, by writing or calling us at the following address:

Senior Director of Investor Relations

Total System Services, Inc.

One TSYS Way

Columbus, Georgia 31901

Telephone: (706) 644-4918

We have also filed a registration statement (No. 333-188453) with the SEC relating to the securities offered by this prospectus supplement and the accompanying prospectus. This prospectus supplement is part of the registration statement. You may obtain from the SEC a copy of the registration statement and exhibits that we filed with the SEC. The registration statement may contain additional information that may be important to you.

Unless otherwise indicated, currency amounts in this prospectus supplement are stated in U.S. dollars.

Special note regarding forward-looking statements

The prospectus supplement contains forward-looking statements. We may also make forward-looking statements in reports filed with the SEC that we incorporate by reference in this prospectus supplement. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “believes,” “expects,” “anticipates,” “plans,” “estimates,” “intends,” “shall” or similar expressions but are not the exclusive means of identifying these statements. These statements are based on beliefs and assumptions of our management, and on information currently available to our management.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results may differ materially from those in the forward-looking statements contained in this prospectus supplement and in the information incorporated in this document. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict. These factors include, but are not limited to, the following:

•	our ability to satisfy all conditions to closing and to successfully consummate the Acquisition;

•	our ability to integrate NetSpend and achieve the anticipated growth opportunities and other benefits of the Acquisition;

•

continued consolidation among financial institutions and retail clients, including the merger of our clients with entities that are not our clients, the sale of portfolios by our clients to entities that are not our clients and the nationalization or seizure by banking regulators of our clients;

•	adverse developments with respect to entering into contracts with new clients and retaining current clients;

•	overall market conditions;

•	the material breach of security of any of our systems;

•	our inability to timely, successfully and cost-effectively improve and implement processing systems to provide new products, increased functionality and increased efficiencies;

•	the expenses associated with the signing of a significant client;

•	adverse developments with respect to the credit card industry in general, including a decline in the use of cards as a payment mechanism;

•	the impact of potential and completed acquisitions and similar transactions, including the costs associated therewith and their being more difficult to integrate than anticipated;

•	the costs and risks associated with our foreign operations;

•	the costs and effects of litigation, investigations or similar matters or adverse facts and developments relating thereto;

•	the termination of our relationships with financial institution sponsors;

•

changes occur in laws, rules, regulations, credit card association rules, the prepaid industry or other industry standards affecting us and our clients that may result in costly new compliance burdens on us and our clients and lead to a decrease in the volume and/or number of transactions processed;

•	adverse developments with respect to foreign currency exchange rates;

•	our inability to anticipate and respond to technological changes, particularly with respect to e-commerce;

•	successfully managing the potential both for patent protection and patent liability in the context of rapidly developing legal framework for expansive patent protection;

•	the loss of a major supplier;

•	the impact on our business, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts;

•

other factors and information contained in this prospectus supplement and other risk factors described in the “Risk Factors” and other sections of our Annual Report on Form 10-K for the year ended December 31, 2012 and other filings with the SEC; and

•	TSYS’ ability to manage the foregoing and other risks.

v

Summary

This summary highlights information contained or incorporated by reference in this prospectus and does not contain all of the information that you should consider in making your investment decision. You should read this summary together with the more detailed information appearing elsewhere in this prospectus and the information in the documents incorporated by reference into this prospectus. You should carefully consider, among other things, the matters discussed in the sections titled “Risk Factors” below and in our SEC reports that are incorporated by reference into this prospectus.

Total System Services, Inc.

We are a global payment solutions provider that provides services to financial and nonfinancial institutions. Our revenues are derived from these services to financial and nonfinancial institutions, generally under long-term processing contracts. The Company’s services are provided through the Company’s three operating segments: North America Services, International Services and Merchant Services.

Through the Company’s North America Services and International Services segments, we process information through our cardholder systems to financial institutions. Our North America Services segment provides these services to clients in the United States, Canada, Mexico and the Caribbean. Our International Services segment provides services to clients in Europe, India, Middle East, Africa, Asia Pacific and Brazil. Our Merchant Services segment provides merchant services to merchant acquirers and merchants primarily in the United States.

For the year ended December 31, 2012, our revenues were $1,871 million and our net income attributable to TSYS common shareholders was $244 million. For the three months ended March 31, 2013, our revenues were $465 million and net income attributable to TSYS common shareholders was $57 million.

Our principal executive officers are located at One TSYS Way, Columbus, Georgia, 31901. Our telephone number at that address is (706) 649-2310. We maintain a website at www.tsys.com. None of the information on our website is part of this prospectus.

Acquisition of NetSpend

On February 19, 2013, we and our wholly-owned merger subsidiary entered into the Merger Agreement with NetSpend, pursuant to which, upon the terms and subject to the conditions set forth in the Merger Agreement, our merger subsidiary will merge with and into NetSpend, with NetSpend continuing as the surviving corporation and our wholly-owned subsidiary. We refer to this transaction as the Acquisition.

NetSpend is a leading provider of general-purpose reloadable prepaid (“GPR”) debit cards and related financial services to the estimated 68 million underbanked consumers in the United States who do not have a traditional bank account or who rely on alternative financial services. GPR cards generally have the same functionality as traditional bank debit cards, serving as access devices to an FDIC-insured depository account with a bank. NetSpend offers some of their cardholders features, such as direct deposit, interest-bearing savings accounts, bill pay functionality, card-to-card transfer capability, personal financial management tools and online and mobile phone card account access. NetSpend’s mission is to develop products and services that empower underbanked consumers with the convenience, security and freedom to be self-banked. NetSpend markets cards through multiple distribution channels, including alternative financial service providers, traditional retailers, direct-to-consumer and online marketing programs and contractual relationships with corporate employers.

We expect the Acquisition to close by mid-2013, subject to NetSpend stockholder approval, regulatory approvals and other customary closing conditions. The Merger Agreement does not contain any financing contingencies. A special meeting of stockholders of NetSpend will be held on May 22, 2013 to approve the Merger Agreement. Concurrently with entering into the Merger Agreement, we entered into a voting agreement with certain stockholders of NetSpend who together hold shares of NetSpend common stock and preferred stock representing an aggregate of approximately 37% of the outstanding voting securities of NetSpend. Under the voting agreement, these stockholder parties agreed to vote all of their voting shares in favor of the approval of the Merger Agreement and the Acquisition and the other transactions contemplated by the Merger Agreement. For more information, see the section entitled “Where You Can Find More Information.”

Acquisition financing

We will acquire NetSpend in an all cash transaction valued at approximately $1.4 billion, which includes the payment of related fees and expenses.

On September 10, 2012, we entered into a credit agreement with JPMorgan Chase Bank, N.A., as administrative agent, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Regions Bank and U.S. Bank National Association, as syndication agents, and the other lenders named therein. The credit agreement, as amended, provides for a $350 million five-year unsecured revolving credit facility (which may be increased up to an additional $350 million under certain circumstances) (the “Revolving Credit Facility”) and a $150 million five-year unsecured term loan, which was borrowed in full at closing (the “Existing Term Loan”).

Concurrently with entering into the Merger Agreement, we obtained commitments for a 364-day $1.2 billion bridge term loan facility from JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and The Bank of Tokyo-Mitsubishi UFJ, Ltd. Thereafter, JPMorgan Chase Bank, N.A. and The Bank of Tokyo-Mitsubishi UFJ, Ltd. assigned portions of their commitments to other bridge facility lenders. On April 8, 2013, we entered into a credit agreement for a $200 million five-year unsecured term loan with JPMorgan Chase Bank, N.A., as administrative agent, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as syndication agent, and other lenders party thereto (the “New Term Loan”). We may draw on the New Term Loan only in connection with the consummation of the Acquisition. At the time we entered into the New Term Loan, the total commitments under the bridge term loan facility were reduced from $1.2 billion to $1 billion. The commitments of the lenders to provide the bridge term loan facility and the New Term Loan are subject to, among other conditions, the consummation of the Acquisition. We intend to issue the notes in this offering in lieu of borrowing under the bridge term loan facility.

We intend to finance the Acquisition with the net proceeds from this offering, the New Term Loan, cash on hand and borrowings under the Revolving Credit Facility.

The Acquisition is not conditioned upon the closing of this offering, and this offering is not conditioned upon, and may be settled before, the closing of the Acquisition. We can provide no assurances that the Acquisition will occur in the anticipated time frame, or at all, or on the terms set forth in the Merger Agreement, or that the anticipated benefits of the Acquisition will be realized. If we do not consummate the Acquisition on or before November 15, 2013 or if the Merger Agreement is terminated at any time prior to such date, we will redeem all of the 2023 notes on a special mandatory redemption date at a redemption price described under “Description of Notes—Special Mandatory Redemption.”

The offering

The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of Notes” section of this prospectus supplement contains a more detailed description of the terms and conditions of the notes.

Issuer	Total System Services, Inc., a Georgia Corporation.

Notes Offered	$ aggregate principal amount of % Senior Notes due 2018. $ aggregate principal amount of % Senior Notes due 2023.

Maturity	The 2018 notes will mature on , 2018 and the 2023 notes will mature on , 2023.

Interest	The 2018 notes will bear interest at a rate of % per annum. The 2023 notes will bear interest at a rate of % per annum. All interest on the notes will accrue from May , 2013.

Interest Payment Dates	Each and beginning on , 2013, and on the respective maturity dates.

Ranking	The notes will be the senior unsecured obligations of Total System Services, Inc. and will rank equally with all of its existing and future senior indebtedness from time to time outstanding. As of March 31, 2013, we had on a consolidated basis approximately $193.6 million of unsubordinated debt outstanding, all of which was unsecured, including amounts outstanding under bank credit facilities. As of March 31, 2013, after giving pro forma effect to this offering, the Acquisition and the related financing transactions, we would have had on a consolidated basis approximately $ of unsubordinated debt outstanding, of which $ was unsecured, including amounts outstanding under bank credit facilities, this offering and the New Term Loan.

All existing and future liabilities of subsidiaries of Total System Services, Inc. will be effectively senior to the notes. As of March 31, 2013, our subsidiaries had outstanding approximately $147.8 million of total liabilities, including $21.2 million of debt (excluding, in each case, intercompany liabilities). We expect the total liabilities of our subsidiaries (which will include NetSpend) to increase by $216.8 million, as of March 31, 2013, after giving pro forma effect to the Acquisition.

Optional Redemption	We may redeem some or all of the notes at any time at the redemption prices equal to the amounts indicated under the heading “Description of Notes—Optional Redemption.”

Special Mandatory Redemption	In the event that we do not consummate the Acquisition on or before November 15, 2013 or the Merger Agreement is terminated at any time on or before such date, we will redeem all of the 2023 notes on a special mandatory redemption date at a redemption price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest to, but excluding, the special mandatory redemption date. See “Description of Notes—Special Mandatory Redemption.”

Change of Control	Upon the occurrence of a Change of Control Repurchase Event, we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase. See “Description of Notes—Change of Control.”

Form and Denomination	The notes will be issued in the form of one or more fully registered global securities, without coupons, in denominations of $2,000 in principal amount and integral multiples of $1,000 in excess thereof. These global notes will be deposited with the trustee as custodian for, and registered in the name of, a nominee of The Depository Trust Company, or DTC. Except in the limited circumstances described under “Description of Notes—Book-Entry Settlement and Clearance”, notes in certificated form will not be issued or exchanged for interests in global securities.

Use of Proceeds	The net proceeds from this offering will be approximately $ million, after deducting the underwriters’ discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to pay a portion of the $1.4 billion purchase price of the Acquisition and related fees and expenses. We expect to pay the remaining amount of the purchase price and related fees and expenses from the New Term Loan, cash on hand and borrowings under the Revolving Credit Facility. See “Use of Proceeds.”

Further Issuances	We may issue additional notes of a series ranking equally and ratably with each series of notes offered by this prospectus supplement in all respects, so that such additional notes will be consolidated and form a single series with such notes offered by this prospectus supplement.

Sinking Fund	None.

Trading

The notes are new issues of securities with no established trading market. We do not intend to apply for listing of the notes on any securities exchange. The underwriters have advised us that they intend to make a market in the notes, but they are not obligated to do so and may discontinue market-making at any time without notice.

See “Underwriting” in this prospectus supplement for more information about possible market-making by the underwriters.

Trustee	Wells Fargo Bank, National Association.

Governing Law	State of New York.

Risk Factors	You should carefully consider all of the information in this prospectus supplement and the accompanying prospectus and the documents incorporated herein by reference. In particular, you should evaluate the information set forth under “Special Note Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus supplement and “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference herein, before deciding whether to invest in the notes.

Risk factors

Investing in the notes involves risks. In considering whether to purchase the notes, you should carefully consider all of the information set forth in this prospectus supplement, the accompanying prospectus, any free writing prospectus with respect to this offering filed by us with the SEC and the documents incorporated by reference herein and therein. In particular, you should carefully consider the specific risks described below in addition to the risks described under the heading “Item 1A. Risk Factors” contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which is incorporated by reference herein. You could lose part or all of your investment.

The risks and uncertainties discussed in this prospectus supplement and in the documents incorporated by reference herein are those we currently believe may materially affect us. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial also may materially and adversely affect our business, financial condition and results of operations.

Risks relating to the Acquisition

The completion of the Acquisition is subject to a number of closing conditions, and we can provide no assurances that it will be completed.

Although we expect to complete the Acquisition in mid-2013, the Acquisition is subject to a number of closing conditions. The transaction is subject to the approval of NetSpend’s stockholders and other risks and uncertainties, such as the possibility that NetSpend could receive an unsolicited proposal from a third party or that either NetSpend or we could exercise their or our respective termination rights. In addition, in a putative class action lawsuit pending in the Court of Chancery of the State of Delaware, an alleged NetSpend stockholder has filed a motion to preliminarily enjoin consummation of the Acquisition. A hearing on the plaintiff’s motion took place on May 10, 2013, and a decision with respect to such motion is expected in the near term. Therefore, we can provide no assurances that the Acquisition will occur in the anticipated time frame, or at all, or on the terms set forth in the Merger Agreement. If the Acquisition is not consummated or is not consummated within the expected time frame or on the terms set forth in the Merger Agreement, it could have a material adverse effect on our financial position and results of operations.

We will incur significant additional indebtedness as a result of the Acquisition.

As of March 31, 2013, we had $193.6 million of total indebtedness. We will acquire NetSpend in an all cash transaction valued at approximately $1.4 billion which includes the payment of related fees and expenses. We intend to finance the Acquisition with the net proceeds from this offering, the New Term Loan, cash on hand and borrowings under the Revolving Credit Facility. We expect that upon completion of this offering, the Acquisition and the related financing transactions, our total indebtedness will increase to approximately $             billion. See “Capitalization.”

We may encounter difficulties in fully integrating NetSpend into our business and may not fully achieve, or achieve within a reasonable time frame, expected strategic objectives and other expected benefits of the Acquisition.

If the Acquisition is consummated, the success of the Acquisition will depend, in part, on our ability to realize the anticipated growth opportunities and potential synergies and cost savings from the integration of NetSpend with our existing business. There may be substantial difficulties, costs and delays involved in the integration of the NetSpend business with our own, including distracting management from day-to-day operations, potential incompatibility of corporate cultures and costs and delays in implementing common systems and procedures. In addition, the process of integrating the operations of NetSpend could cause an interruption of, or loss of momentum in, the activities of one or more of our combined businesses and the possible loss of key personnel. Any one or all of these factors may increase our operating costs or lower our anticipated financial performance. Also, many of these factors are outside of our control. Achieving the anticipated growth opportunities and potential synergies and cost savings of the Acquisition will depend on successful integration of the businesses. Our failure to fully integrate NetSpend and achieve the expected benefits of the Acquisition could have a material adverse effect on our financial condition and results of operations.

If we successfully acquire NetSpend, the acquired business may underperform relative to our expectations.

Following completion of the Acquisition, we may not be able to maintain the levels of revenue, earnings or operating efficiency that we and NetSpend have achieved or might achieve separately. NetSpend’s business and financial performance are subject to certain risks and uncertainties, including competition from prepaid debt cards and other alternative financial services and from transaction processors and banks and other financial institutions, the risk of the loss of, or changes to, its relationships with MetaBank or any of its other issuing banks or with any of its distributors, and the risk of a breach of its computer systems or other unauthorized disclosure of cardholder data. Furthermore, NetSpend is subject to certain laws and regulations that are currently not applicable to our business. We may be unable to achieve the same growth, revenues and profitability that NetSpend has achieved in the past. Our failure to do so could have a material adverse effect on our financial condition and results of operations.

Risks relating to the notes

Your ability to transfer the notes may be limited since there is no public market for the notes and we do not know if an active trading market will ever develop, or, if a market does develop, whether it will be sustained.

The notes will constitute a new issue of securities for which there is no existing trading market. We do not intend to apply for listing or quotation of the notes on any securities exchange or stock market. We cannot assure you as to the development or liquidity of any trading market for the notes. The underwriters have advised us that they currently intend to make a market in the notes, as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and any market-making with respect to the notes may be discontinued at any time without notice. If no active trading market develops, you may be unable to resell your notes at any price or at their fair market value.

The liquidity of any market for the notes will depend on a number of factors, including:

•	our credit ratings with major credit rating agencies;

•	the prevailing interest rates being paid by other companies similar to us;

•	the market price of our common shares;

•	our financial condition, operating performance and future prospects;

•	the market for similar securities;

•	the overall condition of the financial markets; and

•	the interest of securities dealers in making a market for the notes.

The condition of the financial markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Such fluctuations could have an adverse effect on the price of the notes. Therefore, we cannot assure you that you will be able to sell your notes at a particular time or that the price that you receive when you sell your notes will be favorable.

Changes in our credit ratings may adversely affect the value of the notes.

In connection with this offering, we expect to receive credit ratings for the notes from Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services. These ratings are limited in scope, and do not address all material risks relating to an investment in the notes, but rather reflect only the view of each rating agency at the time the rating is issued. An explanation of the significance of any such rating may be obtained from such rating agency. There can be no assurance that the original credit ratings for the notes will remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in each rating agency’s judgment, circumstances so warrant. Additionally, credit rating agencies evaluate the industries in which we operate as a whole and may change their credit rating for us based on their overall view of such industries. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under further review for a downgrade, could affect the market value of the notes and increase our corporate borrowing costs.

We may be unable to generate the cash flow to service our debt obligations, including the notes.

We cannot assure you that our business will generate sufficient cash flow to enable us to service our indebtedness, including the notes, or to make anticipated capital expenditures. Our ability to pay our expenses and satisfy our debt obligations, refinance our debt obligations and fund planned capital expenditures will depend on our future performance, which will be affected by general economic, financial, competitive, legislative, regulatory and other factors beyond our control. Based upon current levels of operations, we believe cash flow from operations and available cash will be adequate for the foreseeable future to meet our anticipated requirements for working capital, capital expenditures and scheduled payments of principal and interest on our indebtedness, including the notes. However, if we are unable to generate sufficient cash flow from operations or to borrow sufficient funds in the future to service our debt, we may be required to sell assets, reduce capital expenditures, refinance all or a portion of our existing debt (including the notes) or obtain additional financing. We cannot assure you that we will be able to refinance our debt, sell assets or borrow more money on terms acceptable to us, if at all.

We may still be able to incur substantially more debt.

We may be able to incur substantial indebtedness in the future. The terms of the indenture governing the notes will not prohibit us from doing so. If we incur any additional indebtedness that ranks equally with the notes, the holders of that debt will be entitled to share ratably with the holders of the notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of our company.

The provisions of the notes relating to change of control transactions will not necessarily protect you in the event of a highly leveraged transaction.

The terms of the notes will not necessarily afford you protection in the event of a highly leveraged transaction that may adversely affect the value of the notes, including a reorganization, recapitalization, restructuring, merger or other similar transactions involving us. As a result, we could enter into any such transaction even though the transaction could increase the total amount of our outstanding indebtedness, adversely affect our capital structure or otherwise adversely affect the holders of the notes. These transactions may not involve a change in voting power or beneficial ownership or, even if they do, may not involve a change of the magnitude required under the definition of Change of Control Repurchase Event in the indenture governing the notes to trigger the protections described in this prospectus supplement, notably that the transactions are accompanied or followed within 60 days by a downgrade in the rating of the notes, following which the notes are no longer rated “investment grade”. If any such transaction should occur, the value of your notes may decline.

The terms of the notes do not provide protection against some types of important corporate events and may not protect your investment, and the negative covenants that are included the indenture that govern the notes may have a limited effect.

The indenture governing the notes does not, among other things:

•

require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flow or liquidity and, accordingly, does not protect holders of the notes in the event that we experience significant adverse changes in our financial condition or results of operations;

•	restrict our ability to repurchase or prepay our securities or other indebtedness; or

•	restrict our ability to make investments or to repurchase or pay dividends or make other payments in respect of our common stock or other securities ranking junior to the notes.

The indenture governing the notes does contain covenants limiting our ability to create certain liens on our properties, enter into certain sale and leaseback transactions with respect to our properties, and consolidate or merge with, or convey, transfer or lease all or substantially all our assets, taken as a whole, to, another person. However, the covenants limiting liens and sale and leaseback transactions contain exceptions that will allow us to incur liens with respect to material assets. For these reasons, you should not consider the covenants in the indenture governing the notes as a significant factor in evaluating whether to invest in the new notes. See “Description of Notes—Certain Covenants.”

The notes will be effectively subordinated in right of payment to any secured indebtedness to the extent of the assets securing such indebtedness.

The notes are our senior unsecured general obligations and will be effectively subordinated in right of payment to any existing or future secured indebtedness to the extent of the assets securing such indebtedness. Although the indenture governing the notes limits our ability to incur liens on our property, the notes will be effectively subordinated to any debt secured by any such property. In the event of our liquidation or insolvency or other events of default on any such secured debt or upon acceleration of the notes in accordance with their terms, we will be permitted to make payment on the notes only after any such secured debt has been paid up to the value of the assets securing such debt. After paying any such secured debt, we may not have sufficient assets remaining to pay any or all amounts due on the notes. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes, payment on the notes could be less, ratably, than on any such secured debt.

The notes are the obligations of Total System Services, Inc. and not obligations of our subsidiaries and will be structurally subordinated to any indebtedness of our subsidiaries. Structural subordination increases the risk that we will be unable to meet our obligations on the notes.

In addition to the notes offered hereby, the indenture governing the notes permits us and our subsidiaries to incur additional indebtedness. The notes will be structurally subordinated to any indebtedness incurred by our subsidiaries. Our subsidiaries are separate and distinct legal entities, and none of our subsidiaries will guarantee the notes or otherwise have any obligations to make payments in respect of the notes. As a result, claims of holders of the notes will be effectively subordinated to the indebtedness and other liabilities of our subsidiaries.

Our cash flow and our ability to meet our obligations on the notes when they mature is partially dependent upon the distribution of earnings, loans or other payments by our subsidiaries to us. Our subsidiaries will have no obligation to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and other business considerations. Our right to receive any assets of any subsidiary upon its bankruptcy, liquidation, dissolution or similar proceeding, and, therefore, our right to participate in those assets, will be effectively subordinated to the claims of creditors of that subsidiary, including trade creditors, and following payment by that subsidiary of its liabilities, the subsidiary may not have sufficient assets remaining to make payments to us as a shareholder or otherwise. In addition, even if we were a creditor of any of our subsidiaries, our right as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to the indebtedness held by us.

If we do not complete the Acquisition on or before November 15, 2013 or if the Merger Agreement is terminated at any time prior to such date, then we will redeem all of the 2023 notes and, as a result, holders of the 2023 notes may not obtain their expected return on the 2023 notes.

We may not be able to complete the Acquisition within the time period specified under “Description of Notes—Special Mandatory Redemption” or the Merger Agreement may be terminated prior to such time. Our ability to consummate the Acquisition is subject to various closing conditions. If we are not able to consummate the Acquisition on or before November 15, 2013 or if the Merger Agreement is terminated on or before such date, we will redeem all of the 2023 notes at a redemption price equal to 101% of the aggregate principal amount of the redeemed 2023 notes, plus accrued and unpaid interest from the date of initial issuance to, but excluding, the special mandatory redemption date. As a result, holders of the 2023 notes may not obtain their expected return on the notes. If we complete the Acquisition within the specified time frame, holders of the 2023 notes will have no right to require us to redeem the 2023 notes pursuant to the special mandatory redemption provision, nor will holders of the 2023 notes have any right to require us to redeem their 2023 notes if, between the closing of the 2023 notes offering and the closing of the Acquisition, the terms of the Acquisition change. See “Description of Notes—Special Mandatory Redemption.”

We may not be able to purchase the notes upon a special mandatory redemption event or a change of control repurchase event.

In addition to our obligation to redeem all of the 2023 notes, if we do not complete the Acquisition within the time period specified under “Description of Notes—Special Mandatory Redemption,” we will be required to offer to purchase all outstanding notes upon the occurrence of a “Change of Control Repurchase Event” (as described under “Description of Notes—Change of Control” in this prospectus supplement). In either case, such mandatory redemption or repurchase at the option of holders would be at a price equal to 101% of the aggregate principal amount outstanding on the date of such Special Mandatory Redemption or Change of Control Repurchase Event, as applicable, plus accrued and unpaid interest from the date of initial issuance to, but excluding, the redemption or repurchase date. If we do not have sufficient funds to pay the redemption or repurchase price for all of the notes to be redeemed or repurchased, an event of default under the indenture governing the notes would occur. We would need to seek third-party financing to the extent we do not have available funds to meet our redemption or repurchase obligation. However, we cannot assure you that we would be able to obtain such financing. In addition, our ability to redeem or repurchase the notes for cash may be limited by law or the terms or other agreements relating to our indebtedness outstanding at the time. Our failure to make cash payments in respect of notes to be redeemed or repurchased would cause a default under the indenture governing the notes, which could result in defaults under our other debt agreements and have material adverse consequences for us and the holders of the notes.

You may not be able to determine when a Change of Control Repurchase Event has occurred and may not be able to require us to purchase the notes as a result of a change in the composition of the directors on our board.

The definition of change of control, which is a condition precedent to a Change of Control Repurchase Event, includes a phrase relating to the sale, lease or transfer of “all or substantially all” of our assets. There is no precisely established definition of the phrase “substantially all” under applicable law. Accordingly, your ability to require us to repurchase your notes as a result of a sale, lease or transfer of less than all of our assets to another individual, group or entity may be uncertain.

In addition, a recent Delaware Chancery Court decision found that incumbent directors are permitted to approve as a continuing director any person, including one nominated by a dissident stockholder and not recommended by the board of directors, as long as the approval is granted in good faith and in accordance with the board’s fiduciary duties. Accordingly, you may not be able to require us to purchase your notes as a result of a change in the composition of our board of directors unless a court were to find that such approval was not granted in good faith or violated the board’s fiduciary duties. The court also observed that certain provisions in indentures, such as continuing director provisions, could function to entrench an incumbent board of directors and could raise enforcement concerns if adopted in violation of a board’s fiduciary duties. If such a provision were found unenforceable, you would not be able to require us to purchase your notes upon a change of control resulting from a change in the composition of our board. See “Description of Notes—Change of Control.”

Restrictive covenants in our indenture governing the notes and our bank credit facilities may adversely affect our ability to operate our business.

The indenture governing the notes contain various covenants that limit our ability and the ability of our subsidiaries to, among other things:

•	incur liens;

•	enter into sale-leaseback transactions; and

•	consolidate or merge with or into, or sell substantially all of our assets to, another person.

The Change of Control Repurchase Event provisions described above may deter certain mergers, tender offers and other takeover attempts involving us by increasing the capital required to effectuate such transactions. In addition, our bank credit facilities also contains other and more restrictive covenants. Our bank credit facilities also require us to maintain specified financial ratios and satisfy other financial condition tests. As a result of these covenants and conditions, we will be limited in the manner in which we can conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs. Accordingly, these restrictions may limit our ability to successfully operate our business. A failure to comply with these restrictions could lead to an event of default, which could result in an acceleration of the indebtedness. Our future operating results may not be sufficient to enable compliance with these covenants to remedy any such default. In addition, in the event of an acceleration, we may not have or be able to obtain sufficient funds to make any accelerated payments, including those under the notes. See “Description of Notes—Certain Covenants.”

Redemption may adversely affect your return on the notes.

We have the right to redeem some or all of the notes prior to maturity, as described under “Description of Notes—Optional Redemption” in this prospectus supplement. We may redeem the notes at times when prevailing interest rates may be relatively low. Accordingly, you may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as that of the notes.

Use of proceeds

The net proceeds from this offering will be approximately $             million, after deducting the underwriters’ discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to pay a portion of the $1.4 billion purchase price of the Acquisition and related fees and expenses. We expect to pay the remaining amount of the purchase price and related expenses from the New Term Loan, cash on hand and borrowings under the Revolving Credit Facility.

The Acquisition is not conditioned upon the closing of this offering, and this offering is not conditioned upon, and may be settled before, the closing of the Acquisition. We can provide no assurances that the Acquisition will occur in the anticipated time frame, or at all, or on the terms set forth in the Merger Agreement, or that the anticipated benefits of the Acquisition will be realized. If we do not consummate the Acquisition on or before November 15, 2013 or if the Merger Agreement is terminated at any time prior to such date, we will redeem all of the 2023 notes on a special mandatory redemption date at a redemption price described under “Description of Notes—Special Mandatory Redemption” and the net proceeds from the 2018 notes will be used for general corporate purposes.

Pending use of the net offering proceeds as described above, we intend to invest the net proceeds in short-term interest-bearing accounts, securities or similar investments.

Ratio of earnings to fixed charges

The following table sets forth our historical consolidated ratio of earnings to fixed charges for each of the periods indicated. This ratio shows the extent to which our business generates enough earnings after payment of all expenses other than interest and income taxes to make interest payments on debt.

	Year ended December 31,					Three months ended March 31, 2013(2)
	2008	2009	2010	2011	2012

Ratio of earnings to fixed charges(1)	20.9x	29.8x	34.8x	37.0x	44.4x	16.0x

(1)	For purposes of this ratio, “Earnings” consists of income from before income taxes and fixed charges. “Fixed charges” consist of interest on indebtedness, amortization of debt issuance costs and debt discounts and expense and the amount of rental payments on operating leases which management believes is a reasonable approximation of the interest factor related to rental payments.

(2)	The results for the three months ended March 31, 2013 include costs associated with the Acquisition, including legal and advisory costs of $3.5 million and bridge financing costs of $2.7 million.

Selected financial data

The following table summarizes our financial information. We prepared this information using our audited consolidated financial statements for each of the years in the five-year period ended December 31, 2012, which have been audited by KPMG LLP, and our unaudited consolidated financial statements for the three month periods ended March 31, 2012 and 2013. You should read this information in conjunction with our audited and unaudited consolidated financial statements and notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the year ended December 31, 2012 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, each of which is incorporated herein by reference. See “Where You Can Find More Information.” This selected consolidated historical financial data does not necessarily indicate the results to be expected in the future.

	Year ended December 31,					Three months ended March 31,
(in thousands, except per share data)	2008	2009	2010	2011	2012	2012	2013

Income Statement Data:
Total revenues	$1,711,534	1,677,483	1,717,577	1,808,966	1,870,972	461,162	464,996

Operating income	$371,122	344,026	309,429	322,456	357,652	84,831	74,903

Income from continuing operations, net of tax	$253,085	225,720	208,866	222,662	249,923	57,644	59,149
Loss from discontinued operations, net of tax	(1,409)	(6,544)	(3,245)	—	—	—	—

Net income	251,676	219,176	205,621	222,662	249,923	57,644	59,149
Net income attributable to noncontrolling interests	(1,576)	(3,963)	(11,674)	(2,103)	(5,643)	(1,249)	(2,121)

Net income attributable to TSYS common shareholders	$250,100	215,213	193,947	220,559	244,280	56,395	57,028

Basic earnings per share (EPS)* attributable to TSYS common shareholders:
Income from continuing operations	$1.27	1.12	1.00	1.15	1.30	0.30	0.31
Loss from discontinued operations	(0.01)	(0.03)	(0.02)	—	—	—	—

Net income	$1.26	1.09	0.99	1.15	1.30	0.30	0.31

Diluted EPS* attributable to TSYS common shareholders:
Income from continuing operations	$1.27	1.12	1.00	1.15	1.29	0.30	0.30
Loss from discontinued operations	(0.01)	(0.03)	(0.02)	—	—	—	—

Net income	$1.26	1.09	0.99	1.15	1.29	0.30	0.30

Cash dividends declared per share	$0.28	0.28	0.28	0.31	0.40	0.10	0.10

	At December 31,					At March 31, 2013
(in thousands)	2008	2009	2010	2011	2012

Balance Sheet Data:
Cash and cash equivalents	$211,408	450,254	394,795	316,337	247,612	223,097
Total assets	$1,550,024	1,710,954	1,952,261	1,858,392	2,023,838	2,039,194
Obligations under long-term debt and capital leases, excluding current portion	$209,871	205,123	225,276	63,593	192,014	185,746
Total shareholders’ equity	$990,949	1,175,801	1,241,124	1,301,289	1,425,210	1,454,801

*	Note: Basic and diluted EPS amounts for continuing operations and net income do not total due to rounding.

Capitalization

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2013 on:

•	an actual basis; and

•

a pro forma basis to give effect to this offering, the New Term Loan and borrowings under the Revolving Credit Facility and the anticipated application of the proceeds therefrom and cash on hand in connection with the consummation of the Acquisition as described under “Use of Proceeds.”

You should read this table in conjunction with our consolidated financial statements, the related notes and the other financial information contained in our Annual Report on Form 10-K for the year ended December 31, 2012 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, which are incorporated by reference into this prospectus supplement and the accompanying prospectus.

	At March 31, 2013
(in thousands)	Actual	Pro forma

Cash and cash equivalents	$223,097	$

Long-term debt (including current portion)
The Existing Term Loan	$144,375	$
The Revolving Credit Facility	—
The New Term Loan	—
% Senior Notes due 2018 offered hereby	—
% Senior Notes due 2023 offered hereby	—
Other long-term debt	49,017

Total long-term debt	193,592

Total shareholders’ equity	1,454,801
Noncontrolling interests	18,156

Total Equity	1,472,957

Total capitalization	$1,666,549	$

The Acquisition is not conditioned upon the closing of this offering, and this offering is not conditioned upon, and may be settled before, the closing of the Acquisition. We can provide no assurances that the Acquisition will occur in the anticipated time frame, or at all, or on the terms set forth in the Merger Agreement, or that the anticipated benefits of the Acquisition will be realized. If we do not consummate the Acquisition on or before November 15, 2013 or if the Merger Agreement is terminated at any time prior to such date, we will redeem all of the 2023 notes on a special mandatory redemption date at a redemption price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest to, but excluding, the special mandatory redemption date, see “Description of Notes—Special Mandatory Redemption”, and the net proceeds from the 2018 notes will be used for general corporate purposes.

Unaudited pro forma condensed combined financial data

The unaudited pro forma condensed combined financial information gives effect to the Acquisition of NetSpend by TSYS and the related financing transactions. Due to the estimated significance of the Acquisition, and the probable nature of the Acquisition, the unaudited pro forma condensed combined financial information is presented in this prospectus supplement even though the Acquisition has not yet been consummated.

The unaudited pro forma condensed combined balance sheet assumes that the Acquisition and the related financing transactions took place on March 31, 2013. The unaudited pro forma condensed combined statements of income for the year ended December 31, 2012 and the three months ended March 31, 2013 assume that the Acquisition and the related financing transactions took place on January 1, 2012.

The historical consolidated financial information has been prepared to give effect to pro forma events that are (1) directly attributable to the Acquisition and the related financing transactions, (2) factually supportable, and (3) with respect to the statements of income, expected to have a continuing impact on the combined results of TSYS and NetSpend. The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial information. In addition, the unaudited pro forma condensed combined financial information was based on and should be read in conjunction with the following historical consolidated financial statements and accompanying notes of TSYS and NetSpend for the applicable periods, which are incorporated by reference into this prospectus supplement:

•	the audited consolidated financial statements of TSYS as of and for the year ended December 31, 2012 and the related notes;

•	the audited consolidated financial statements of NetSpend as of and for the year ended December 31, 2012 and the related notes;

•	the unaudited financial statements of TSYS as of and for the three months ended March 31, 2013 and the related notes; and

•	the unaudited financial statements of NetSpend as of and for the three months ended March 31, 2013 and the related notes.

The unaudited pro forma condensed combined financial information has been presented for informational purposes only. The pro forma information is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the Acquisition and the related financing transactions been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company. There were no material transactions between TSYS and NetSpend during the periods presented in the unaudited pro forma condensed combined financial information that would need to be eliminated.

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting under existing U.S. generally accepted accounting principles, or GAAP standards, which are subject to change and interpretation. TSYS has been treated as the acquirer in the Acquisition for accounting purposes. The acquisition accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates (for example estimates as to value of acquired property, equipment and software as well as intangible assets) and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the combined company’s future results of operations and financial position.

The unaudited pro forma combined financial information does not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the Acquisition or the costs to combine the operations of TSYS and NetSpend or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

Total System Services, Inc. and NetSpend Holdings, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet

At March 31, 2013

(in thousands of dollars)

	TSYS	NetSpend	Pro forma Adjustments		Pro forma Combined

Assets
Current assets:
Cash and cash equivalents	$223,097	33,439	(76,437)	(a)	$180,099
Restricted cash	9,046	—	—		9,046
Accounts receivable, net	237,257	12,336	—		249,593
Deferred income tax assets	8,232	7,620	—		15,852
Prepaid expenses and other current assets	89,070	10,570	—		99,640

Total current assets	566,702	63,965	(76,437)		554,230
Property and equipment, net	252,797	24,529	(13,356)	(b)	263,970
Computer software, net	254,785	—	92,268	(c)	347,053
Contract acquisition costs, net	162,094	—	—		162,094
Goodwill	517,147	128,567	912,947	(d)	1,558,661
Other intangible assets, net	124,325	19,661	366,839	(e)	510,825
Equity investments	91,751	—	—		91,751
Deferred income tax assets	5,125	—	18,853	(f)	23,978
Other assets	64,468	26,406	10,735	(g)	101,609

Total assets	$2,039,194	263,128	1,311,849		$3,614,171

Liabilities
Current liabilities:
Accounts payable	$33,143	8,001	—		$41,144
Current portion of notes payable	24,363	12,000	(2,000)	(h)	34,363
Accrued salaries and employee benefits	23,007	—	4,152	(i)	27,159
Current portion of obligations under capital leases	16,539	—	—		16,539
Other current liabilities	123,145	37,329	(3,331)	(j)	157,143

Total current liabilities	220,197	57,330	(1,179)		276,348
Long-term debt, excluding current portion	169,229	58,000	1,282,000	(h)	1,509,229
Deferred income tax liabilities	54,103	5,490	161,507	(k)	221,100
Obligations under capital leases, excluding current portion	16,517	—	—		16,517
Other long-term liabilities	65,602	3,663	—		69,265

Total liabilities	525,648	124,483	1,442,328		2,092,459

Redeemable noncontrolling interest	40,589	—	—		40,589

Equity
Shareholders’ equity:
Preferred stock	—	1	(1)	(l)	—
Common stock	20,280	88	21	(l)	20,389
Additional paid-in capital	139,815	194,104	(165,441)	(l)	168,478
Accumulated other comprehensive income (loss), net	(9,431)	630	(630)	(m)	(9,431)
Treasury stock	(283,403)	(137,269)	137,269	(n)	(283,403)
Retained earnings	1,587,540	81,091	(101,697)	(o)	1,566,934

Total shareholders’ equity	1,454,801	138,645	(130,479)		1,462,967

Noncontrolling interests in consolidated subsidiaries	18,156	—	—		18,156

Total equity	1,472,957	138,645	(130,479)		1,481,123

Total liabilities and equity	$2,039,194	263,128	1,311,849		$3,614,171

See the accompanying notes to the unaudited pro forma condensed combined financial information.

Total System Services, Inc. and NetSpend Holdings, Inc.

Unaudited Pro Forma Condensed Combined Statement of Income

Year Ended December 31, 2012

(in thousands of dollars, except per share amounts)

	TSYS	NetSpend	Pro forma Adjustments		Pro forma Combined

Total revenues	$1,870,972	351,332	(235)	(a)	$2,222,069
Cost of services	1,262,310	169,066	5,225	(b)	1,436,601
Salaries, depreciation and amortization	—	70,106	(70,106)	(c)	—
Selling, general and administrative expenses	251,010	41,243	47,879	(d)	340,132
Amortization of acquisition intangibles	—	—	92,083	(e)	92,083
Other losses	—	36,988	—	(k)	36,988

Operating income	357,652	33,929	(75,316)		316,265
Nonoperating income (expenses)	(2,798)	(2,459)	(36,840)	(h)	(42,097)

Income before income taxes, noncontrolling interests and equity in income of equity investments	354,854	31,470	(112,156)		274,168
Income taxes	115,102	12,603	(40,488)	(i)	87,217

Income before noncontrolling interests and equity in income of equity investments	239,752	18,867	(71,668)		186,951
Equity in income of equity investments	10,171	—	—		10,171

Net income	249,923	18,867	(71,668)		197,122
Net income attributable to noncontrolling interests	(5,643)	—	—		(5,643)

Net income attributable to TSYS common shareholders	$244,280	18,867	(71,668)		$191,479

Basic earnings per share	$1.30	0.23		(j)	$1.01

Diluted earnings per share	$1.29	0.22		(j)	$1.00

Basic—weighted-average shares	188,030	73,251			189,199

Diluted—weighted-average shares	189,292	84,321			191,677

See the accompanying notes to the unaudited pro forma condensed combined financial information.

Total System Services, Inc. and NetSpend Holdings, Inc.

Unaudited Pro Forma Condensed Combined Statement of Income

Three Months Ended March 31, 2013

(in thousands of dollars, except per share amounts)

	TSYS	NetSpend	Pro forma Adjustments		Pro forma Combined

Total revenues	$464,996	117,261	(134)	(a)	$582,123
Cost of services	320,558	61,798	(42)	(b)	382,314
Salaries, depreciation and amortization		18,896	(18,896)	(c)	—
Selling, general and administrative expenses	66,054	15,531	12,771	(d)	94,356
Amortization of acquisition intangibles	—	—	24,986	(e)	24,986
Other losses	—	2,704	(2,704)	(f)	—
Mergers and acquisition expenses	3,481	—	(3,481)	(g)	—

Operating income	74,903	18,332	(12,768)		80,467
Nonoperating income (expenses)	1,018	(691)	(9,129)	(h)	(8,802)
Mergers and acquisition expenses	(2,743)	—	2,743	(g)	—

Income before income taxes, noncontrolling interests and equity in income of equity investments	73,178	17,641	(19,154)		71,665
Income taxes	17,846	6,351	(8,160)	(i)	16,037

Income before noncontrolling interests and equity in income of equity investments	55,332	11,290	(10,994)		55,628
Equity in income of equity investments	3,817	—	—		3,817

Net income	59,149	11,290	(10,994)		59,445
Net income attributable to noncontrolling interests	(2,121)	—	—		(2,121)

Net income attributable to TSYS common shareholders	$57,028	11,290	(10,994)		$57,324

Basic earnings per share	$0.31	0.14		(j)	$0.30

Diluted earnings per share	$0.30	0.14		(j)	$0.30

Basic—weighted-average shares	186,807	69,520			187,976

Diluted—weighted-average shares	188,081	81,494			190,466

See the accompanying notes to the unaudited pro forma condensed combined financial information.

Notes to the unaudited pro forma condensed combined

financial information

(in thousands, except per share amounts)

1. Estimate of consideration expected to be transferred and preliminary allocation of consideration to assets acquired

The following is a preliminary estimate of consideration expected to be transferred to effect the Acquisition:

	Conversion calculation	Estimated fair value	Form of consideration

Number of shares of NetSpend common shares issued and outstanding as of March 31, 2013 (after conversions and accelerations)	82,363
Multiplied by cash consideration per common share outstanding	$16.00	$1,317,800	Cash

Number of NetSpend nonvested awards as of March 31, 2013 expected to be assumed in exchange for a TSYS equivalent nonvested award	1,595
Multiplied by the Exchange Ratio	0.6811

Number of TSYS equivalent nonvested awards	1,087
Fair value of TSYS equivalent nonvested awards	$23.49	$25,524	TSYS common stock

Less amount allocated to postcombination expense over the remaining service period		(21,417)

Amount considered purchase consideration		$4,107

Number of NetSpend stock options unvested as of March 31, 2013 expected to be assumed in exchange for a TSYS equivalent stock option	2,866
Multiplied by the Option Exchange Ratio	0.6811

	1,952
Fair value of TSYS equivalent stock options(1)	$14.79	$28,878	TSYS stock options

Less amount allocated to postcombination expense over the remaining service period		(4,213)

Amount considered purchase consideration		$24,665

Expected repayment of NetSpend’s revolving credit facility		$70,000

Estimate of consideration expected to be transferred(2)		$1,416,572

(1)	The fair value of the TSYS equivalent stock option was estimated as of April 24, 2013 using the Black-Scholes valuation model utilizing the assumptions noted below. The expected volatility of the TSYS stock price is based on the average historical volatility over the expected term based on daily closing stock prices. The expected term of the option is based on NetSpend’s historical employee stock option exercise behavior as well as the remaining contractual exercise term. The stock price volatility and expected term are based on TSYS’ best estimates at this time, both of which impact the fair value of the option calculated under the Black-Scholes methodology and, ultimately, the total consideration that will be recorded at the effective time of the Acquisition.

Notes to the unaudited pro forma condensed combined

financial information

(in thousands, except per share amounts)

TSYS believes that the fair value of the TSYS stock options that will be issued to the holders of the NetSpend stock options exceeds the fair value of NetSpend stock options. Accordingly, a portion of the fair value of the converted stock options was recognized as a component of the purchase price and additional amounts have been reflected as compensation expense. TSYS will also recalculate the fair values of the NetSpend stock options and the converted options as of the closing date, to determine the fair value amounts, to be recorded as compensation expense.

The weighted-average assumptions used for the valuation of TSYS stock options:

Stock price	$23.49
Strike price	$8.86
Expected volatility	30%
Risk-free interest rate	1.70%
Dividend yield	1.95%
Expected term	1.13 years
Black-Scholes value per option	$14.79

(2)	The estimated consideration expected to be transferred reflected in the unaudited pro forma condensed combined financial information does not purport to represent what the actual consideration transferred will be when the Acquisition is completed. In accordance with ASC Topic 805, the fair value of equity securities issued as part of the consideration transferred will be measured on the closing date of the Acquisition at the then-current market price. This requirement will likely result in a per share equity component different from the $23.49 assumed in the unaudited pro forma condensed combined financial information and that difference may be material. TSYS believes that an increase or decrease by as much as 20% in the TSYS common stock price on the closing date of the Acquisition from the common stock price assumed in the unaudited pro forma condensed combined financial information is reasonably possible based upon the recent history of TSYS common stock price. A change of this magnitude would increase or decrease the consideration expected to be transferred by about $5 million, which would be reflected in the unaudited pro forma condensed combined financial information as an increase or decrease to goodwill.

The following is a preliminary estimate of the assets to be acquired and the liabilities to be assumed by TSYS in the Acquisition, reconciled to the estimate of consideration expected to be transferred:

Consideration:
Cash	$1,317,800
Fair value of TSYS equivalent nonvested awards	4,107
Fair value of TSYS equivalent stock options	24,665
Repayment of NetSpend’s revolving credit facility	70,000

$1,416,572

Recognized amounts of identified assets and liabilities assumed:
Cash	$33,439
Accounts receivable	12,336
Deferred tax asset	7,620
Prepaid expenses and other current assets	10,570
Property and equipment	11,173
Computer software	92,268
Identifiable intangible assets	386,500
Other assets	37,963
Accounts payable	(8,001)
Accrued salaries and employee benefits	(4,152)

Notes to the unaudited pro forma condensed combined

financial information

(in thousands, except per share amounts)

Other current liabilities	(33,998)
Deferred taxes, net	(166,997)
Other long-term liabilities	(3,663)

Total identifiable net assets	375,058
Goodwill	1,041,514

Purchase Price	$1,416,572

2. Adjustments to unaudited pro forma condensed combined balance sheet:

(a)	The sources and uses of funds relating to the proposed Acquisition and financing transactions are as follows:

Sources(1):
Notes offered hereby(2)	$1,000,000
New Term Loan	200,000
Borrowings under the Revolving Credit Facility	150,000

Total sources	$1,350,000

Uses:
Repayment of NetSpend’s revolving credit facility	$(70,000)
Cash consideration to shareholders of NetSpend common stock at $16.00 per share	(1,317,800)
Estimated remaining TSYS and NetSpend Acquisition related transaction costs including certain costs related to the bridge term loan facility which TSYS does not expect to utilize (excludes $5.4 million of fees paid as of March 31, 2013 related to the bridge term loan facility)(3)	(38,637)

Total uses	$(1,426,437)

Net effect on cash	$(76,437)

(1)	See Note 2(h) for a description of the Acquisition financing.

(2)	Assumes the issuance of $1.0 billion of notes in this offering. As discussed in Note 2(h), the actual amount of notes offered hereby may be higher or lower.

(3)	The unaudited pro forma condensed combined balance sheet assumes that the estimated remaining transaction costs will be paid in conjunction with the closing of the Acquisition.

(b)	Reflects adjustments reclassifying historical computer software costs from property and equipment, net to computer software, net. For purposes of computing pro forma adjustments, we have assumed that the historical values of tangible fixed assets acquired reflect fair value and have recorded those amounts as part of the preliminary estimated purchase price allocation. These tangible fixed assets are being amortized using the straight-line method over their historical estimated remaining useful lives.

Notes to the unaudited pro forma condensed combined

financial information

(in thousands, except per share amounts)

(c)	Reflects adjustments for the following:

Estimated fair value of technology (computer software) intangible asset being acquired	$81,100
Reclass historical computer software costs from property and equipment, net to computer software, net	13,356
Reclass historical developed technology from other intangible assets, net to computer software, net	170
Eliminate NetSpend’s historical computer software, net	(2,358)

Total	$92,268

For additional information, see Note 2(e).

(d)	Reflects adjustments for the following:

Estimated transaction goodwill	$1,041,514
Eliminate NetSpend’s historical goodwill	(128,567)

Total	$912,947

For additional information regarding estimated transaction goodwill, see Note 1.

(e)	As of the effective time of the Acquisition, identifiable intangible assets are required to be measured at fair value and these acquired assets could include assets that are not intended to be used or sold or that are intended to be used in a manner other than their highest and best use.

For purposes of computing pro forma adjustments, we have estimated a fair value adjustment for identifiable assets based on a preliminary valuation study, and are being amortized using the straight-line method over assumed estimated useful lives. The amounts and useful lives are subject to change based upon the finalization of appraisals and valuation study estimates and could differ materially from the pro forma amounts presented herein. The pro forma adjustments to other intangible assets, net and computer software, net reflect the following:

To record the estimated fair value of the following identifiable intangible assets:
Channel relationships—estimated 8 year weighted average useful life	$302,000
Trade names—estimated 5 year weighted average useful life	45,000
Technology (computer software)—estimated 7 year weighted average useful life	81,100
Database—estimated 5 year weighted average useful life	27,000
Covenant-not-to-compete—estimated 6 year weighted average useful life	12,500
Eliminate NetSpend’s historical intangible assets	(21,849)

$445,751

Notes to the unaudited pro forma condensed combined

financial information

(in thousands, except per share amounts)

Total change from the unaudited historical balance sheet:
Other intangible assets, net
Record estimated fair value of identifiable intangible assets	$386,500
Reclass historical developed technology intangible asset from other intangible assets, net to computer software, net	(170)
Eliminate NetSpend’s historical other intangible assets	(19,491)

$366,839

Computer software, net
Record estimated fair value of technology (computer software) intangible assets	$81,100
Reclass historical computer software costs from property and equipment, net to computer software, net	13,356
Reclass historical developed technology intangible asset from other intangible assets, net to computer software, net	170
Eliminate NetSpend’s historical other intangible assets	(2,358)

$92,268

(f)	Reflects adjustments for the following:

Record deferred tax asset on equity portion of consideration	$9,372
Record deferred tax asset on estimated remaining TSYS and NetSpend Acquisition related transaction costs(1)	9,481

Total	$18,853

(1)	See Note 2(k) for a description of the adjustments for long-term deferred income tax liabilities.

(g)	Reflects adjustments for the following:

Deferral of costs associated with new debt issued in connection with the Acquisition(1)	$8,550
Write-off NetSpend’s unamortized debt issuance costs	(815)
Client contract extension payment contingent upon closing	3,000

Total	$10,735

(1)	Deferred debt issuance costs expected to be amortized over the term of the associated new debt.

Notes to the unaudited pro forma condensed combined

financial information

(in thousands, except per share amounts)

(h)	Reflects adjustments for the following:

New borrowings(1):
Notes offered hereby(2)	$1,000,000
New Term Loan	200,000
Borrowings under the Revolving Credit Facility	150,000

Total	$1,350,000

Repayments:
NetSpend revolving credit facility	(70,000)

Net change in debt	$1,280,000

Total change from the unaudited historical balance sheet:
Current portion of NetSpend’s revolving credit facility	$(12,000)
Current portion of the New Term Loan	10,000
Long-term debt, excluding current portion, of NetSpend’s revolving credit facility	(58,000)
Long-term debt, excluding current portion, of new debt	1,340,000

Total	$1,280,000

(1)	The cash portion of the Acquisition, as well as the repayment of approximately $70 million of NetSpend’s assumed debt, is expected to be funded through net proceeds from an expected issuance of the notes, the New Term Loan, cash on hand and borrowings under the Revolving Credit Facility. We have received commitments from several banks for a syndicated $1.0 billion bridge term loan facility that may be used for funding in the event the Acquisition closes prior to obtaining permanent financing. In addition, we entered into the New Term Loan, which may be drawn in connection with the consummation of the Acquisition. For purposes of the unaudited pro forma condensed combined financial information, we assumed the use of permanent financing in lieu of the bridge term loan facility. For additional information, see “Summary—Acquisition Financing.”

(2)	Assumes the issuance of $1.0 billion of notes in this offering. The actual amount of notes offered hereby may be higher or lower, which may impact whether we use cash on hand, increase or decrease assumed borrowing levels under the Revolving Credit Facility or utilize a portion of the bridge term loan facility to finance the Acquisition.

(i)	Reflects adjustments for reclass of accruals for salaries and benefits from other current liabilities to accrued salaries and benefits.

(j)	Reflects adjustments for the following:

Write-off of the current portion of deferred revenue for which no future service obligation remains(1)	$(369)
Client contract extension payment contingent upon closing	3,000
Reduce current taxes payable for tax benefit associated with write-off of NetSpend’s historical debt issuance costs	(294)
Reclass accruals for salaries and benefits from other current liabilities to accrued salaries and benefits	(4,152)
To eliminate Acquisition related transaction costs including advisory and legal fees accrued in the three months ended March 31, 2013 assumed to be paid in conjunction with the closing of the Acquisition	(1,516)

Total	$(3,331)

Notes to the unaudited pro forma condensed combined

financial information

(in thousands, except per share amounts)

(1)	After the completion of the Acquisition, TSYS’ revenue will reflect the decreased valuation of NetSpend’s deferred revenue. Although long-term there will be no continuing impact on the combined operating results, the majority of this deferred revenue would have been recognized by NetSpend in the next two years. To show the anticipated effect on the condensed combined operating results after the completion of the Acquisition, the unaudited pro forma condensed combined statements of income were also adjusted to reflect the decreased value of NetSpend’s historical deferred revenue.

(k)	Reflects adjustments for the following:

Establish deferred tax liability for the increase in the basis of identified acquired intangible assets(1)	$168,804
Elimination of NetSpend’s previous deferred tax liability associated with historical intangible assets	(7,297)

Total change in deferred income tax liabilities	$161,507

(1)	See Note 2(e) for additional information regarding identified intangible assets.

(l)	Reflects adjustments for the following:

Eliminate NetSpend’s preferred stock	$(1)

Eliminate NetSpend’s common stock	$(88)
Record common stock issuance at par value for the Acquisition	109

Total	$21

Eliminate NetSpend’s additional paid-in capital	$(194,104)
Record common stock issuance for the Acquisition	28,663

Total	$165,441

(m)	Reflects adjustments to eliminate NetSpend’s accumulated other comprehensive income.

(n)	Reflects adjustments to eliminate NetSpend’s treasury stock.

(o)	Reflects adjustments for the following:

Eliminate NetSpend retained earnings	$(81,091)
To record estimated impact of writing off NetSpend’s historical debt issuance costs, net	(521)
To record estimated impact of writing off NetSpend’s deferred tax liability associated with historical intangible assets	7,297
To eliminate impact of adjustments	(6,776)
To record estimated non-recurring costs for remaining TSYS Acquisition related transactions costs and certain costs related to the bridge term facility which TSYS does not expect to utilize (excludes $2.7 million incurred by TSYS in the three months ended March 31, 2013), net of taxes	(20,606)

Total	$(101,697)

Notes to the unaudited pro forma condensed combined

financial information

(in thousands, except per share amounts)

3.	Adjustments to unaudited pro forma condensed combined statements of income:

The pro forma adjustments do not reflect the following material items that are expected to result directly from the Acquisition and which are expected to impact our statement of operations within twelve months following the Acquisition:

•

Acquisition and related financing transactions costs currently estimated at approximately $30 million relating to fees to investment bankers, attorneys, accountants, and other professional advisors, and other transaction-related costs that will likely not be capitalized as deferred financing costs; and

•

The effect of anticipated cost savings or operating efficiencies expected to be realized and related restructuring charges such as technology and infrastructure integration expenses, and other costs related to the integration of NetSpend into TSYS.

(a) Reflects adjustments for the following:

	Year ended December 31, 2012	Three months ended March 31, 2013

Reduction in revenue related to the write-off of deferred revenue for which no future service obligation remains (1)	$(235)	(134)

(1)	See Note 2(j) for the estimated reduction to NetSpend’s historical deferred revenue.

(b)	Reflects adjustments for the following:

	Year ended December 31, 2012	Three months ended March 31, 2013

Reclass NetSpend’s historical depreciation and amortization	$11,476	3,071
Eliminate NetSpend’s historical intangible asset amortization expense	(208)	(18)
Reclass TSYS’ historical intangible asset amortization to amortization of acquisition intangibles	(6,043)	(3,095)

	$5,225	(42)

(c)	Reflects adjustments for the following:

	Year ended December 31, 2012	Three months ended March 31, 2013

Reclass NetSpend’s historical depreciation and amortization	$(13,778)	(3,778)
Reclass NetSpend’s historical salaries, benefits and other personnel costs	(56,328)	(15,118)

	$(70,106)	(18,896)

Notes to the unaudited pro forma condensed combined

financial information

(in thousands, except per share amounts)

(d)	Reflects adjustments for the following:

	Year ended December 31, 2012	Three months ended March 31, 2013

Reclass NetSpend’s historical depreciation and amortization	$2,302	707
New intangible asset amortization	65,819	16,454
Eliminate NetSpend’s historical intangible asset amortization expense	(2,087)	(572)
New compensation arrangements	2,003	501
Record share-based compensation expense from converted NetSpend options and nonvested awards	9,554	2,389
Reclass TSYS’ historical intangible asset amortization to amortization of acquisition intangibles	(86,040)	(21,892)
Reclass NetSpend’s travel expenses from other losses	—	66
Reclass NetSpend’s historical salaries, benefits and other personnel costs	56,328	15,118

	$47,879	12,771

(e)	The pro forma adjustment to expenses reflects the additional intangible asset amortization. The components of the adjustments to amortization of acquisition intangibles are as follows:

	Year ended December 31, 2012	Three months ended March 31, 2013

Reclass TSYS’ historical intangible asset amortization	$26,264	8,532
Record new intangible asset amortization expense	65,819	16,454

	$92,083	24,986

(f)	The pro forma adjustment to expenses reflects the elimination of NetSpend’s legal and advisory costs in connection with the Acquisition.

(g)	The pro forma adjustment to expenses reflects the elimination of TSYS’ legal and advisory costs and bridge financing costs in connection with the Acquisition:

	Year ended December 31, 2012	Three months ended March 31, 2013

Eliminate TSYS’ legal and advisory expenses associated with the Acquisition	$—	3,481
Eliminate TSYS’ expenses associated with the bridge term loan facility	—	2,743

Total	$—	6,224

Notes to the unaudited pro forma condensed combined

financial information

(in thousands, except per share amounts)

(h)	The pro forma adjustment to expenses reflects interest expense related to the notes, the New Term Loan and $150 million of additional borrowings under the Revolving Credit Facility. The components of the adjustments to other expenses, net are as follows:

	Year ended December 31, 2012	Three months ended March 31, 2013

Eliminate NetSpend’s historical interest expense on debt to be repaid	$2,110	609
Eliminate NetSpend’s historical debt issuance cost amortization	326	81
Interest expense on new debt used to finance the Acquisition(1)	(37,800)	(9,450)
Amortization of deferred financing fees related to new debt	(1,476)	(369)

Total	$(36,840)	(9,129)

(1)	For the anticipated new borrowings that will be used to finance the Acquisition, see Note 2(h). For purposes of computing pro forma adjustments for interest expense, we have made certain assumptions regarding our debt structure at the closing of the Acquisition, and interest rates on our outstanding debt. These estimates are preliminary and actual results could differ materially from the pro forma amounts presented herein. An increase or decrease of 0.125% to the assumed blended average interest rate of 2.8% would change interest expense by approximately $1.7 million per year.

(i)	This represents the tax effect of adjustments to income before income taxes and equity income primarily related to the expense associated with incremental debt to partially finance the Acquisition and increased amortization resulting from estimated fair value adjustments for acquired intangibles. TSYS has assumed a 36.1% blended tax rate representing the estimated combined effective U.S. federal and state statutory rates. This estimated blended tax rate recognizes that NetSpend is predominately a U.S. based entity and that the debt incurred by TSYS to effect the Acquisition will be an obligation of a U.S. entity. However, the effective tax rate of the combined company could be significantly different (either higher or lower) depending on post-acquisition activities. Pro forma adjustments do not include adjustments to deferred tax assets and liabilities other than reflected herein. The structure of the Acquisition and certain elections that we may make in connection with the Acquisition and subsequent tax filings may impact the amount of deferred tax liabilities that are due and the realization of deferred tax assets.

(j)	The unaudited pro forma condensed combined basic and diluted earnings per share calculations are based on the combined basic and diluted weighted-average shares. The historical basic and diluted weighted average shares of NetSpend are assumed to be replaced by the shares expected to be issued by TSYS to effect the Acquisition.

The unaudited pro forma condensed combined financial information does not reflect revenue synergies or the expected realization of annual pre-tax cost savings. Although TSYS management expects that cost savings will result from the Acquisition, there can be no assurance that these cost savings will be achieved. The unaudited pro forma condensed

Notes to the unaudited pro forma condensed combined

financial information

(in thousands, except per share amounts)

combined financial information also does not reflect estimated restructuring charges associated with the expected cost savings, which will be expensed as incurred.

(k)	Other losses for the year ended December 31, 2012 for NetSpend includes settlement and other losses of $37.0 million and primarily relates to accruals for legal contingencies and settlements, primarily Alexsam litigation ($24.0 million) and Integrated Technological Systems, Inc. ($10.5 million). See Note 15—Commitments and Contingencies in the audited financial statements of NetSpend as of and for the year ended December 31, 2012 for additional information.

Description of notes

The description of notes in this prospectus supplement is only a summary and is intended to be a useful overview of the material provisions of the notes and the Indenture (as defined below), but is not intended to be comprehensive. Since this description of notes is only a summary of the specific terms of the notes offered hereby, you should refer to the Indenture and the global note relating to each series of the notes, for a complete description of our obligations and your rights thereunder.

The 2018 notes and the 2023 notes (together, the “notes”) are two separate series of “senior debt securities” as described in the accompanying prospectus. We will issue the notes under the indenture dated as of May     , 2013 between the Company, as issuer, and Wells Fargo Bank, National Association, as trustee (the “Indenture”). The terms of the 2018 notes and the 2023 notes include those expressly set forth in the Indenture and the applicable global note with respect to each such series, and those made part of the Indenture by referencing the Trust Indenture Act of 1939.

We may at any time, without notice to or the consent of the holders of the notes, issue an unlimited principal amount of additional notes of either series having identical terms and conditions as the respective series of notes, other than the issue date, issue price and, in some cases, the first interest payment date. We will be permitted to issue such additional notes only if, at the time of such issuance, we are in compliance with the covenants contained in the Indenture. Any additional notes will be part of the same issue as the same series of notes offered hereby and will vote on all matters with the holders of such notes.

When we refer to “we,” “us,” “our” or “the Company” in this section, we refer only to TSYS and not our subsidiaries.

General

The notes will be our senior unsecured and unsubordinated indebtedness and will rank equally with all of our existing and future senior unsecured and unsubordinated indebtedness. Because the notes will not be secured, they will be effectively subordinated to any future secured indebtedness we incur to the extent of the value of the collateral securing that indebtedness.

The 2018 notes will be limited to $         aggregate principal amount in this offering and the 2023 notes will be limited to $         aggregate principal amount in this offering. The notes will be issued in the form of one or more fully registered global securities, without coupons, in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The 2018 notes will mature on                     , 2018 and the 2023 notes will mature on                     , 2023 (in each case, the “maturity date”) unless earlier redeemed or repurchased by us, and upon surrender will be repaid at 100% of the principal amount thereof.

The 2018 notes will bear interest at the rate of         % per annum and the 2023 notes will bear an interest rate of         % per annum, each from                     , 2013, or from the most recent interest payment date to which interest has been paid or provided for. Interest on the notes shall be calculated on the basis of a 360-day year consisting of twelve 30-day months. Interest on the notes will be payable semi-annually on each                     and                     (each such date is referred to as an “interest payment date”), beginning on                     , 2013, until the principal amount has been paid or made available for payment, to holders of notes at the close of business on                      or                     ,

as the case may be, immediately preceding the applicable interest payment date (each such date is referred to as an “interest record date”). If any interest payment date, maturity date or redemption date falls on a day that is not a Business Day, the payment will be made on the next Business Day and no interest will accrue for the period from and after such interest payment date, maturity date or redemption date.

Ranking

The notes will be senior unsecured and unsubordinated indebtedness and will rank equally with all of our existing and future senior unsecured and unsubordinated indebtedness. However, the notes are structurally subordinated to the indebtedness of any of our subsidiaries and will be effectively subordinated to any future secured indebtedness to the extent of the value of the assets securing such indebtedness.

As of March 31, 2013, our subsidiaries had approximately $147.8 million of outstanding liabilities to third parties, all of which would effectively rank senior to the notes.

Optional redemption

The notes will be redeemable, at our option, in whole or in part, at any time or from time to time, upon not less than 30 nor more than 60 days’ notice. Except as provided below with respect to the 2023 notes, upon redemption of the notes, we will pay a redemption price equal to the greater of:

•	100% of the principal amount of the notes to be redeemed; and

•

the sum of the present values of the Remaining Scheduled Payments (as defined below) of the notes to be redeemed, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus             basis points in the case of the 2018 notes or             basis points in the case of the 2023 notes, provided that the principal amount of a note remaining outstanding after redemption in part will be $2,000 or an integral multiple of $1,000 in excess thereof;

in each case, plus accrued and unpaid interest thereon to, but excluding, the date of redemption. If the date of redemption is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest, if any, will be paid to the Person (as defined below) in whose name the note is registered at the close of business on such interest record date, and no additional interest is payable to holders whose notes will be subject to redemption by us.

On or after                     , 2023 (3 months prior to the maturity date of the 2023 notes), the 2023 notes will be redeemable, at our option, in whole or in part, at any time or from time to time, at a redemption price equal to 100% of the principal amount of the 2023 notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

For purposes of this “—Optional Redemption” section, the following terms have the following meanings:

“Business Day” means any day that is not a Saturday, a Sunday or a day on which banking institutions are authorized or required to be closed in the State of New York.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the series of notes to be redeemed.

“Comparable Treasury Price” means, with respect to any date of redemption, the Reference Treasury Dealer Quotations for that date of redemption.

“Independent Investment Banker” means the Reference Treasury Dealer appointed by us.

“Reference Treasury Dealer” means each of (i) J.P. Morgan Securities LLC and its successors; provided, however, that if the foregoing shall cease to be a primary U.S. Government securities dealer in New York City, we shall substitute therefor another primary U.S. Government securities dealer in New York City and (ii) two or more other nationally recognized investment banking firms that are primary U.S. Government securities dealers specified from time to time by us so long as the entity is a primary U.S. Government securities dealer in New York City.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any date of redemption, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to us by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding that date of redemption, after excluding the highest and lowest of such quotations, unless we obtain fewer than four such quotations, in which case the average of all of such quotations.

“Remaining Scheduled Payments” means, with respect to each note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related date of redemption thereof but for the redemption; provided, however, that, if that date of redemption is not an interest payment date with respect to such note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon from the preceding interest payment date to that date of redemption.

“Treasury Rate” means, with respect to any date of redemption, the rate per annum equal to the semiannual equivalent yield to maturity, computed as of the third Business Day immediately preceding that date of redemption, of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that date of redemption.

Notice of any redemption will be mailed by first-class mail at least 30 days but not more than 60 days before the date of redemption to each holder of notes to be redeemed. If less than all the notes of a series are to be redeemed, the notes to be redeemed shall be selected on a pro rata basis by the trustee not more than 60 days before the date of redemption by such method as complies with the procedures of the Depository Trust Company (“DTC “). Unless we default in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on the notes or portions thereof called for redemption.

Except as described above, the notes will not be redeemable by us prior to maturity and will not be entitled to the benefit of any sinking fund.

We may acquire notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws, so long as such acquisition does not otherwise violate the terms of the Indenture or applicable law.

Special mandatory redemption

We intend to use the net proceeds from this offering to pay a portion of the purchase price of the Acquisition as described under the heading “Use of Proceeds.” The closing of this offering is expected to occur prior to the completion of the Acquisition. The 2023 notes will be subject to a special mandatory redemption in the event the Acquisition is not consummated on or before November 15, 2013 or the Merger Agreement for the Acquisition is terminated on or before November 15, 2013, which we refer to in either such event as a “redemption event.” If a redemption event occurs, we will redeem all of the 2023 notes on the special mandatory redemption date at a special mandatory redemption price equal to 101% of the principal amount thereof plus accrued and unpaid interest thereon to, but excluding, the special mandatory redemption date.

If a redemption event occurs, we, or the trustee on our behalf, will promptly cause the notice of the special mandatory redemption to be mailed to each holder of the 2023 notes at its registered address. If funds sufficient to pay the special mandatory redemption price of all 2023 notes to be redeemed on the special mandatory redemption date, plus accrued and unpaid interest to, but excluding, the special mandatory redemption date, are deposited with the paying agent on or before the special mandatory redemption date and certain other conditions are satisfied, all of the 2023 notes will be redeemed on the special mandatory redemption date and on and after such date the 2023 notes will cease to bear interest and all rights under such 2023 notes (other than with regard to the right to receive the special mandatory redemption price plus accrued and unpaid interest) shall terminate. The provisions relating to the special mandatory redemption described in this “—Special Mandatory Redemption” section may not be waived or modified without the written consent of holders of at least 90% in principal amount of the 2023 notes.

For these purposes, “special mandatory redemption date” means the 15th calendar day (or if such day is not a Business Day, the first Business Day thereafter) following a redemption event.

Change of control

If a Change of Control Repurchase Event occurs, unless we have exercised our right to redeem all of the notes as described under “—Optional Redemption” above, each holder will have the right to require us to repurchase all or any part (equal to $2,000 and integral multiples of $1,000 in excess thereof) of such holder’s notes at a purchase price in cash equal to 101% of the principal amount of the notes plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase (subject to the right of holders of record on the relevant interest record date to receive interest due on the relevant interest payment date) (the “Change of Control Payment”); provided that after giving effect to the purchase, any notes that remain outstanding shall have a denomination of $2,000 or integral multiples of $1,000 in excess thereof.

Within 30 days following any Change of Control Repurchase Event, or, at our option, prior to any Change of Control but after any public announcement of the transaction that constitutes or may constitute the Change of Control, unless we have exercised our right to redeem all of the notes as described under “—Optional Redemption” above, we will mail with a copy to the trustee or cause the trustee to mail a notice by first-class mail to each holder, stating:

•

that such Change of Control Repurchase Event has occurred and that such holder has the right to require us to repurchase such holder’s notes at a purchase price in cash equal to 101% of the principal amount of the notes plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase (subject to the right of holders of record on the relevant interest record date to receive interest due on the relevant interest payment date) (the “Change of Control Payment”);

•

the date of repurchase (which shall be no earlier than 30 days nor later than 60 days from the date the Change of Control Offer is mailed, other than as may be required by law) (the “Change of Control Payment Date”);

•	the procedures determined by us, consistent with the Indenture, that a holder must follow in order to have its notes repurchased; and

The notice will, if mailed prior to the date of consummation of the Change of Control, state that the offer to purchase is conditioned on the Change of Control Repurchase Event occurring on or prior to the Change of Control Payment Date.

On the Change of Control Payment Date, we will, to the extent lawful:

•

accept for payment all notes or portions of notes (equal to $2,000 and integral multiples of $1,000 in excess thereof) properly tendered and not properly withdrawn pursuant to the Change of Control Offer;

•	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes so tendered; and

•

deliver or cause to be delivered to the trustee the notes so accepted together with an officer’s certificate stating the aggregate principal amount of notes or portions of notes being repurchased by us.

If the Change of Control Payment Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest, if any, will be paid to the Person in whose name a note is registered at the close of business on such interest record date, and no additional interest will be payable to holders who tender pursuant to the Change of Control Offer.

Except as described above with respect to a Change of Control Repurchase Event, the Indenture does not contain provisions that permit the holders to require us to repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

We will not be required to make the Change of Control Offer upon a Change of Control Repurchase Event if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and repurchases all notes validly tendered and not withdrawn under the Change of Control Offer.

We will comply, to the extent applicable, with the requirements of Rule 14e-1 under the Exchange Act in connection with the repurchase of notes pursuant to the Change of Control

Offer. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations described in the Indenture by virtue of the conflict.

Our ability to repurchase notes pursuant to the Change of Control Offer may be limited by a number of factors. Certain events that may constitute a change of control under the indebtedness of us and our subsidiaries and cause a default under the agreements related to such indebtedness but may not constitute a Change of Control Repurchase Event under the Indenture. Future indebtedness of ours and our subsidiaries may also contain prohibitions of certain events that would constitute a Change of Control Repurchase Event or require such indebtedness to be repurchased upon a Change of Control Repurchase Event. Moreover, the exercise by the holders of their right to require us to repurchase the notes could cause a default under such indebtedness, even if a Change of Control Repurchase Event itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the holders upon a repurchase may be limited by our then existing financial resources. We cannot assure you that sufficient funds will be available when necessary to make any required repurchases. See “Risk Factors—Risks Relating to the Notes—We may not be able to purchase the notes upon a special mandatory redemption event or a change of control repurchase event.”

The definition of “Change of Control” below includes a disposition of all or substantially all of our property and assets and our subsidiaries taken as a whole to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the property or assets of a Person. As a result, it may be unclear as to whether or not a Change of Control, and thus a Change of Control Repurchase Event, has occurred and whether or not a holder of notes may require us to make an offer to repurchase the notes as described above.

The provisions under the Indenture relative to our obligation to make an offer to repurchase the notes as a result of a Change of Control Repurchase Event may be waived or modified with the written consent of the holders of a majority in principal amount of the outstanding notes.

For purposes of this “—Change of Control” section, the following terms have the following meanings:

“Change of Control” means:

•

the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “Person” or “group” of related Persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that such Person or group shall be deemed to have “beneficial ownership” of all shares that any such Person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of our Voting Stock (for the purposes of this clause, such Person or group shall be deemed to beneficially own any of our Voting Stock held by a parent entity if such Person or group is the “beneficial owner,” directly or indirectly, of a majority of the voting power of the Voting Stock of such parent entity); or

•

we consolidate with, or merge with or into, any Person, or any Person consolidates with, or merge with or into us, in any such event pursuant to a transaction in which any of our outstanding Voting Stock or the outstanding Voting Stock of such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of our Voting Stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock of the surviving Person immediately after giving effect to such transaction; or

•	the first day on which a majority of the members of our board of directors cease to be Continuing Directors; or

•

the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our assets and the assets of our subsidiaries taken as a whole to any “Person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) other than to us or one of our subsidiaries; or

•	the adoption by our stockholders of a plan or proposal for our liquidation or dissolution.

Notwithstanding the foregoing, a transaction will not be considered to be a Change of Control if (a) we become a direct or indirect wholly-owned subsidiary of a holding company and (b) immediately following that transaction, (1) the direct or indirect holders of the Voting Stock of the holding company are substantially the same as the holders of our Voting Stock immediately prior to that transaction or (2) no Person or group is the beneficial owner, directly or indirectly, of more than a majority of the Voting Stock of the holding company.

“Change of Control Repurchase Event” means the occurrence of both a Change of Control and a Rating Event. No Change of Control Repurchase Event will be deemed to have occurred in connection with any particular Change of Control unless and until such Change of Control has actually been consummated.

“Continuing Directors” means, as of any date of determination, any member of our board of directors who (a) was a member of our board of directors on the closing date of this offering or (b) was nominated for election or elected to our board of directors with the approval of a majority of the Continuing Directors who were members of our board of directors at the time of such nomination or election (either by a specific vote or by approval of our proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating category of Moody’s); and a rating of BBB- or better by S&P (or its equivalent under any successor rating category of S&P).

“Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and its successors.

“Rating Agency” means each of S&P and Moody’s or, to the extent S&P or Moody’s do not make a rating on the notes publicly available, a “nationally recognized statistical rating organization” (as such term is defined in Section 3(a)(62) of the Exchange Act) or “organizations”, as the case may be, selected by us (as certified by a resolution of our board of directors), which shall be substituted for S&P or Moody’s, as the case may be.

“Rating Event” means with respect to a series of notes the occurrence of the events described in (a), (b) or (c) below during the period commencing on the date of our first public announcement of any Change of Control (or pending Change of Control) (the “rating date”) and ending 60 days following consummation of such Change of Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for a possible downgrade by either Rating Agency): (a) in the event the notes are rated by both Rating Agencies on the rating date as investment grade, the rating of such notes shall be reduced so that such notes are rated below investment grade by both rating agencies, (b) in the event the notes (1) are rated Investment Grade by one Rating Agency and below Investment Grade by the other Rating Agency on the rating date, the rating of such notes by such Rating Agency rating such notes as Investment Grade shall be decreased by one or more gradations (including gradations within rating categories, as well as between rating categories) so that such notes are then rated below Investment Grade by both Rating Agencies or (2) are rated below Investment Grade by both Rating Agencies on the rating date, the rating of such notes by either Rating Agency shall be decreased by one or more gradations (including gradations within rating categories, as well as between rating categories) or (c) fewer than two Rating Agencies provide a rating for the notes.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.

“Voting Stock” of any specified Person as of any date means the capital stock of such Person that is at the time entitled to vote generally in the election of the board of directors of such Person.

Certain covenants

The Indenture will contain the following covenants in respect of each series of notes offered hereby.

Limitations on liens

We will not (nor will we permit any of our subsidiaries to) create or incur any Lien on any of our or our subsidiaries’ Properties, whether now owned or hereafter acquired, or upon any income or profits therefrom, in order to secure any of our Indebtedness or that of any of our subsidiaries, without effectively providing that the notes shall be equally and ratably secured until such time as such Indebtedness is no longer secured by such Lien, except:

(1) Liens existing as of the issue date of the notes or that we or any of our subsidiaries have agreed to pursuant to the terms of agreements existing on the issue date;

(2) Liens granted after the issue date, created in favor of the holders of the notes;

(3) Liens securing our Indebtedness or the Indebtedness of any of our subsidiaries which are incurred to extend, renew or refinance Indebtedness which is secured by Liens permitted to be incurred (or were permitted to be incurred at the time of such incurrence) under the Indenture so long as such Liens are limited to all or part of substantially the same Property which secured the Liens extended, renewed or replaced and the amount of Indebtedness secured is not increased (other than by the amount equal to any costs and expenses (including any premiums, fees or penalties) incurred in connection with any extension, renewal or refinancing); and

(4) Permitted Liens.

Notwithstanding the foregoing, we and any of our subsidiaries may create, assume, incur or guarantee Indebtedness secured by a Lien without equally and ratably securing the notes; provided that at the time of such creation, assumption, incurrence or guarantee, after giving effect thereto and to the retirement of any Indebtedness that is being retired substantially concurrent with any such creation, assumption, incurrence or guarantee, the sum of (a) the aggregate amount of all outstanding Indebtedness secured by Liens other than Liens described in clauses (1) through (4) above and (b) the Attributable Debt of all of our and our subsidiaries’ Sale/Leaseback Transactions (as defined below) permitted by the last paragraph under “—Limitation on Sale/Leaseback Transactions” below, does not at such time exceed 10% of Consolidated Total Assets.

Limitation on sale/leaseback transactions

We will not, and will not permit any of our subsidiaries to, enter into any “Sale/Leaseback Transaction” (as defined below) with respect to any real or personal property, whether now owned or hereafter acquired by us or any of our subsidiaries, unless:

(a) we or such subsidiary would, at the time of entering into such arrangement, be able to incur Indebtedness secured by a Lien on the Property involved in the transaction at least equal in amount to the Attributable Debt with respect to such Sale/Leaseback Transaction, without equally and ratably securing the notes under the covenant described in “—Limitation on Liens” above; or

(b) the net proceeds of the sale of the Property to be leased are at least equal to such Property’s fair market value, as determined by our board of directors, and the proceeds are applied within 365 days of the effective date of the Sale/Leaseback Transaction to the purchase, construction, development or acquisition of assets or to the repayment of any of our Indebtedness that ranks equally with the notes or any Indebtedness of our subsidiaries; provided that the amount required to be applied to the repayment of any such Indebtedness pursuant to this clause (b) shall be reduced by the principal amount of any notes delivered within 365 days after such sale to the trustee for retirement and cancellation.

This restriction does not apply to Sale/Leaseback Transactions:

•	entered into prior to the date of issuance of the notes;

•	between us and any wholly-owned subsidiary, or between wholly-owned subsidiaries;

•	involving leases for a period of no longer than three years (or which may be terminated without penalty by us or such subsidiary within a period of not more than three years); or

•

in which the lease for the Property or asset is entered into within 180 days after the date of acquisition, completion of construction or commencement of full operations of such Property or asset, whichever is latest.

A “Sale/Leaseback Transaction” means an arrangement relating to Property now owned or hereafter acquired whereby either we transfer, or any of our subsidiaries transfers, such Property to a Person and either we or any of our subsidiaries leases it back from such Person.

Notwithstanding the restrictions outlined in the preceding paragraphs, we and our subsidiaries will be permitted to enter into Sale/Leaseback Transactions that would otherwise be subject to such restrictions, without complying with the requirements of clauses (a) and (b) above, if, after giving effect thereto, the aggregate amount of all Attributable Debt with respect to Sale/Leaseback Transactions existing at such time that could not have been entered into except for the provisions described in this paragraph, together with the aggregate amount of all outstanding Indebtedness secured by Liens permitted under the last paragraph under “—Limitation on Liens” above, does not exceed 10% of Consolidated Total Assets.

Consolidation, merger or sale of assets

We will not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of our Property and assets (in one transaction or a series of related transactions), unless:

(a)	(i) we shall be the continuing Person or (ii) the Person (if other than us) formed by such consolidation or into which we are merged, or to which our Properties and assets shall be sold, conveyed, transferred or leased, shall be a Person organized and validly existing under the laws of the United States of America or any jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the trustee, all of our obligations on the notes of each series and under the Indenture;

(b)	immediately after giving effect to the transaction referred to in clause (a), no Event of Default or any event that is, or after notice or passage of time or both would be, an Event of Default, shall have occurred and be continuing; and

(c)	we shall have delivered to the trustee (A) an opinion of counsel stating that such consolidation, merger or sale, conveyance, transfer or lease and such supplemental indenture (if any) complies with the relevant provision and that all conditions precedent provided for in the Indenture relating to such transaction have been complied with and that such supplemental indenture (if any) constitutes the legal, valid and binding obligation of the Company and any such successor enforceable against such entity in accordance with its terms, subject to customary exceptions and (B) an officer’s certificate to the effect that immediately after giving effect to such transaction, no default shall have occurred and be continuing.

Upon any consolidation or merger, or any sale, conveyance, transfer, lease or other disposition of all or substantially all of our Property and assets in accordance with the foregoing, the successor Person formed by such consolidation or into which we are merged or to which such sale, conveyance, transfer, lease or other disposition is made shall succeed to, and be substituted for, and may exercise every right and power of, us under the Indenture with the same effect as if such successor Person had been named in our place in the Indenture and thereafter the predecessor Person, except in the case of a lease, shall be relieved of all obligations and covenants under the Indenture and the notes.

Definitions

For purposes of this “Description of Notes” section, the following terms have the following meanings:

“Attributable Debt” means, when used in connection with a Sale/Leaseback Transaction, at the time of determination, the lesser of:

(1)	the fair value of such Property (as determined in good faith by our board of directors); and

(2)	the present value of the total net amount of rent (for the avoidance of doubt, “net amount of rent” excludes amounts required to be paid on account of maintenance and repairs, reconstruction insurance, taxes, assessments, water rates and similar charges and contingent rates, such as those based on net sales) required to be paid under the lease related to such Property during the remaining term thereof (including any renewal term or period for which such lease has been extended). In the case of any lease which is terminable by the lessee upon the payment of a penalty, such present value shall be the lesser of (i) the present value determined assuming termination upon the first date such lease may be terminated (in which case the present value shall also include the amount of the penalty, but shall not include any rent that would be required to be paid under such lease subsequent to the first date upon which it may be terminated) or (ii) the present value assuming no such termination, discounted at the rate of interest set forth or implicit in the terms of such lease, compounded semiannually as determined by our principal accounting or financial officer.

“Capital Lease” means any Indebtedness represented by a lease obligation of a person incurred with respect to real property or equipment acquired or leased by such person and used in its business that is required to be recorded as a capital lease in accordance with GAAP.

“Consolidated Total Assets” means, as of any date on which we effect a transaction requiring such Consolidated Total Assets to be measured hereunder, the total assets of us and our subsidiaries, on a consolidated basis, as reflected on our most recent consolidated balance sheet and computed in accordance with GAAP applied on a consistent basis.

“GAAP” means with respect to any computations required or permitted under the Indenture, generally accepted accounting principles in effect in the United Sates as in effect from time to time; provided, if the Company is required by the SEC to adopt (or is permitted to adopt and so adopts) a different accounting framework, including but not limited to the International Financial Reporting Standards, “GAAP” shall mean such new accounting framework as in effect from time to time, including, without limitation, in each case, those accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession.

“Hedging Obligations” means:

(1)	interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2)	other agreements or arrangements designed to manage interest rates or interest rate risk;

(3)	other agreements or arrangements designed to protect against fluctuations in currency exchange rates or commodity prices; and

(4)	other agreements or arrangements designed to protect against fluctuations in equity securities prices.

“Indebtedness” of any specified person means, without duplication, any indebtedness, whether or not contingent, in respect of borrowed money or that is evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements with respect thereto) or representing the balance deferred and unpaid of the purchase price of any Property (including pursuant to Capital Leases), except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness would appear as a liability upon an unconsolidated balance sheet of such person (but does not include contingent liabilities which appear only in a footnote to a balance sheet). In addition, the term “Indebtedness” includes all of the following items, whether or not any such items would appear as a liability on a balance sheet of the specified person in accordance with GAAP:

(1)	all Indebtedness of others secured by a Lien on any asset of the specified person (whether or not such Indebtedness is assumed by the specified person); and

(2)	to the extent not otherwise included, any guarantee by the specified person of Indebtedness of any other person.

“Lien” means a mortgage, security interest, pledge, lien, charge or other encumbrance.

“Permitted Liens” means:

(1)	Liens securing Indebtedness in respect of Capital Leases and purchase money obligations for fixed or capital assets; provided that (x) such Liens are created at the time of, or within 365 days after, the acquisition of such Property; (y) such Liens do not at any time encumber any Property other than the Property financed by such Indebtedness (and the proceeds thereof); and (z) the Indebtedness secured thereby does not on the date of acquisition exceed the cost or fair market value, whichever is lower, of the Property being acquired;

(2)	any Lien on any improvement or refurbishment to a Property securing Indebtedness incurred for the purposes of financing all or any part of the cost of improving or refurbishing such asset; provided that (x) such Liens are created at the time of, or within 365 days after, the improvement or refurbishment of such Property; (y) such Liens do not at any time encumber any Property other than the Property financed by such Indebtedness (and the proceeds thereof); and (z) the Indebtedness secured thereby does not on the date of improvement or refurbishment exceed the cost or fair market value, whichever is lower, of the Property being improved or refurbished;

(3)	Liens in favor of us or any subsidiary;

(4)	any Lien (x) existing on property of a Person at the time of its consolidation with or merger into us or a subsidiary of ours or (y) existing on any Property acquired by us or any subsidiary of ours at the time such Property is so acquired (whether or not the Indebtedness secured thereby shall have been assumed); provided that in each such case, (A) such Lien was not created or assumed in contemplation of such consolidation or merger or such Person’s becoming a subsidiary of ours or such acquisition of Property and (B) such Lien shall extend solely to the Property so acquired or in the case of an acquisition of a subsidiary, the assets of the subsidiary, and in each case, proceeds thereof;

(5)	Liens for taxes not yet due or which are being contested in good faith and by appropriate proceedings, if adequate reserves with respect thereto are maintained on the books of the applicable Person in accordance with GAAP;

(6)	carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business which are not overdue for a period of more than 60 days or which are being contested in good faith and by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of the applicable Person in accordance with GAAP;

(7)	normal and customary rights of setoff upon deposits of cash in favor of banks or other depository institutions;

(8)	pledges or deposits in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other social security legislation, other than any Lien imposed by ERISA;

(9)	deposits to secure the performance of bids, trade contracts and leases (other than Indebtedness), statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business, but expressly excluding any Liens in favor of the Pension Benefit Guaranty Corporation or otherwise under ERISA;

(10)	easements, rights-of-way, restrictions and other similar encumbrances affecting real property which, in the aggregate, are not substantial in amount, and which do not in any case materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of the applicable Person;

(11)	Liens securing judgments or orders for the payment of money;

(12)	leases or subleases granted to others not interfering in any material respect with our business or the business of our subsidiaries;

(13)	Liens on the assets of any subsidiary securing Indebtedness or other obligations owing to us;

(14)	Liens in the nature of any interest or title of a lessor or sublessor under any lease;

(15)	purported Liens evidenced by the filing of precautionary UCC financing statements;

(16)	Liens arising in connection with out-bound licenses of patents, copyrights, trademarks and other intellectual property rights we or our subsidiaries grant in the ordinary course of business and not interfering in any material respect with the ordinary conduct of our business or the business of our subsidiaries; and

(17)	Liens to secure Hedging Obligations that are incurred in the ordinary course of business and not for speculative purposes.

“Property” means any property or asset, whether real, personal or mixed, or tangible or intangible, including shares of capital stock.

“subsidiary” means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of capital stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (a) such Person, (b) such Person and one or more subsidiaries of such Person or (c) one or more subsidiaries of such Person.

Events of Default

The following are “Events of Default” with respect to the notes:

(1) the failure to pay interest on the notes when the same becomes due and payable, and the default continues for a period of 30 days;

(2) the failure to pay the principal (or premium, if any) of the notes, when such principal (or premium, if any) becomes due and payable, at maturity, upon acceleration, upon redemption or otherwise;

(3) a default in the observance or performance of any other covenant or agreement contained in the Indenture, and the default continues for a period of 60 days after written notice thereof to us by the trustee or the holders of least 25% in the aggregate principal amount of outstanding notes of the affected series, specifying the default (and demanding that such default be remedied);

(4) the failure to repurchase notes tendered for repurchase following the occurrence of a Change of Control Repurchase Event in conformity with the covenant set forth under “Change of Control”;

(5) (a) a failure to make any payment at maturity, including any applicable grace period, on any of our Indebtedness at any one time in an amount in excess of $75 million and continuance of this failure to pay or (b) a default on any of our Indebtedness, which default results in the acceleration of Indebtedness in an amount in excess of $75 million without such Indebtedness having been discharged or the acceleration having been cured, waived, rescinded or annulled, for a period of, in the case of clause (a) or (b) above, 60 days or more after written notice thereof to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of outstanding notes of the affected series; provided, however, that if the failure, default or acceleration referred to in clause (a) or (b) above shall cease or be cured, waived, rescinded or annulled, then the Event of Default shall be deemed cured; and

(6) certain events of bankruptcy or insolvency with respect to us.

If an Event of Default (other than an Event of Default specified in clause (6) above), shall occur and be continuing, the trustee or the holders of at least 25% of the principal amount of the affected notes may declare the principal of and accrued interest on the affected notes to be due and payable by notice in writing to us and the trustee specifying the respective Event of Default and that it is a “notice of acceleration,” and the same shall become immediately due and payable.

Notwithstanding the foregoing, if an Event of Default specified in clause (6) above occurs and is continuing, then all unpaid principal of and premium, if any, and accrued and unpaid interest on the notes shall automatically become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder.

At any time after a declaration of acceleration with respect to a series of notes as described above, the holders of a majority in principal amount of the affected notes may rescind and cancel such declaration and its consequences if:

(1) the rescission would not conflict with any judgment or decree;

(2) all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration; and

(3) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid.

No such rescission shall affect any subsequent Event of Default or impair any right consequent thereto. Holders of a majority in principal amount of the affected notes may waive any existing default or Event of Default and its consequences, except a default in the payment of the principal of or interest on such notes.

Holders may not enforce the Indenture except as provided in the Indenture and under the Trust Indenture Act. Subject to the provisions of the Indenture relating to the duties of the trustee in case an Event of Default shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or discretion of any of the holders, unless the holders shall have offered to the trustee security or indemnity satisfactory to the trustee. During the existence of an Event of Default, the trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of its own affairs. Subject to such provisions for the indemnification of the trustee, the holders of a majority in aggregate principal amount of the outstanding notes of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the notes of that series. Nothing herein shall impair the right of a holder to institute suit for the enforcement of any payment on or with respect to the notes.

We will be required to furnish to the trustee annually a statement by certain of our officers as to whether or not we, to our knowledge, are in default in the performance or observance of any of the terms, provisions and covenants of the notes and the Indenture.

Modification of the indenture

From time to time, we and the trustee, without the consent of the holders of the notes, may amend the Indenture and the terms of the notes for certain specified purposes, including:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to comply with the requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(5) to evidence and provide for the acceptance of appointment by a successor trustee;

(6) to conform the terms of the Indenture or the notes to any provision or other description of the notes, as the case may be, contained in this prospectus;

(7) to provide for the assumption by a successor corporation, partnership, trust or limited liability company of our obligations under the Indenture and the notes, in each case in compliance with the provisions thereof;

(8) to provide for the issuance of any additional notes under the Indenture;

(9) to comply with the rules of any applicable securities depository;

(10) to make any change that would provide any additional rights or benefits to the holders of the notes (including to secure the notes, add guarantees with respect thereto, transfer any property to or with the trustee, add to the Company’s covenants for the benefit of the holders, add any additional events of default for the notes, or surrender any right or power conferred upon the Company) or that does not adversely affect the legal rights hereunder of any holder in any material respect;

(11) to change or eliminate any restrictions on the payment of principal or premium, if any, on notes in registered form; provided that any such action shall not adversely affect the interests of the holders in any material respect;

(12) supplement any provision of the Indenture as shall be necessary to permit or facilitate the defeasance and discharge of the notes in accordance with the Indenture; provided that such action shall not adversely affect the interests of any of the holders in any material respect;

(13) change or eliminate any of the provisions of the Indenture so long as such change or elimination does not affect any notes which are outstanding under the Indenture prior to the effectiveness of such change or elimination; or

(14) make any change that does not adversely affect the interests of any holder of the notes.

In formulating its opinion on such matters, the trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an opinion of counsel. Other than as expressly set forth herein, other modifications and amendments of the Indenture or the notes may be made with the consent of the holders of a majority in principal amount of the then outstanding notes affected by the amendment or modification. In addition, the holders of a majority in aggregate principal amount of the outstanding notes of a series may, on behalf of the holders of all notes of that series, waive compliance by us with certain covenants of the Indenture or the notes. However, without the consent of each holder, no amendment or waiver may:

(1) reduce the principal amount of outstanding notes whose holders must consent to an amendment or waiver;

(2) reduce the rate of, change or have the effect of changing the time for payment of interest, including defaulted interest, on the notes;

(3) reduce the principal of, change or have the effect of changing the fixed maturity of the notes, or change the date on which the notes may be subject to redemption or repurchase or reduce the redemption price or repurchase price therefor;

(4) make the notes payable in currency other than that stated in the notes or change the place of payment of the notes from that stated in the notes or in the Indenture;

(5) make any change in provisions of the Indenture protecting the right of each holder to receive payment of principal of and interest on the notes on or after the due date thereof or to bring suit to enforce such payment, or permitting holders holding a majority in principal amount of the notes to waive defaults or Events of Default;

(6) make any change to or modify the ranking of the notes that would adversely affect the holders thereof; or

(7) make any change in these amendment and waiver provisions.

Satisfaction and discharge; defeasance

Satisfaction and discharge

We may, at our option, discharge our obligations to holders of a series of notes that have not already been delivered to the trustee for cancellation and that have either become due and payable, are by their terms to become due and payable within one year, or are to be called for redemption within one year. We may effect a discharge by irrevocably depositing with the trustee cash or U.S. government obligations, as trust funds, in an amount sufficient to pay, when due, whether at maturity, upon redemption or otherwise, the principal of, premium, if any, and interest on the affected notes. We must also pay all other amounts we are obligated to pay with respect to such notes, as and when the same shall become due payable under the Indenture and deliver to the trustee an opinion of counsel to the effect that all conditions to discharge of the notes have been satisfied.

Full defeasance

We can legally release ourselves from any payment or other obligations on the notes of a series (called “full defeasance”) if the following conditions are met:

•

we deposit in trust for the benefit of holders of the series of notes cash or U.S. government or U.S. government agency notes or bonds, or a combination thereof, that will, in the opinion of an independent accounting firm (which shall be delivered to the trustee), generate enough cash to make interest, principal, any premium and any other payments on the notes of that series on their due date; and

•

either there is a change in current U.S. federal tax law or the Internal Revenue Service has published a ruling or we have received a ruling from the Internal Revenue Service, and based on that ruling or change, holders of the series of notes will not recognize gain or loss for federal income tax purposes as a result of the defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as if no defeasance had occurred.

If we accomplish a full defeasance, as described above, holders of the affected series of notes would have to rely solely on the trust deposit for repayment of the notes. Holders could not look to us for repayment in the event of any shortfall. However, even if we make the deposit in trust and deliver an opinion as discussed above, we will remain subject to obligations to exchange or register the transfer of notes, to replace stolen, lost or mutilated notes, to maintain paying agencies, to hold moneys for payment in trust and, if applicable, to effect conversion of notes.

Covenant defeasance

Without any change of current U.S. federal tax law, we can make the same type of deposit described above and be released from some of the covenants on the notes of any series. This is called “covenant defeasance.” In that event, holders of such notes would lose the protection of those covenants but would gain the protection of having money and securities set aside in trust to repay the notes. In order to achieve covenant defeasance, we must do the following:

•

deposit in trust for the benefit of holders of the series of notes cash or U.S. government or U.S. government agency notes or bonds, or a combination thereof, that will, in the opinion of an independent accounting firm (which shall be delivered to the trustee), generate enough cash to make interest, principal, any premium and any other payments on the notes of that series on their due date; and

•

deliver to the trustee a legal opinion of our counsel confirming that under current U.S. federal income tax law we may make the above deposit without causing holders to be taxed on the notes any differently than if we did not make the deposit and instead repaid the notes ourselves when due.

If we accomplish covenant defeasance, you can still look to us for repayment of the notes if there were a shortfall in the trust deposit. In fact, if one of the Events of Default occurred (such as our bankruptcy) and the notes become immediately due and payable, there may be such a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

Same–day settlement and payment

The notes will trade in the same-day funds settlement system of DTC until maturity or until we issue the notes in certificated form. DTC will therefore require secondary market trading activity in the notes to settle in immediately available funds. We can give no assurance as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

The trustee

Wells Fargo Bank, National Association, will act as trustee for the notes. We have other customary banking relationships with Wells Fargo Bank, National Association, and its affiliates in the ordinary course of business.

The Indenture and the provisions of the Trust Indenture Act contain certain limitations on the rights of the trustee, should it become a creditor of us, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the Trust Indenture Act, the trustee will be permitted to engage in other transactions; provided that if the trustee acquires any conflicting interest as described in the Trust Indenture Act, it must eliminate such conflict or resign.

The trustee may resign at any time by giving written notice thereof to us. The trustee may also be removed by act of the holders of a majority in principal amount of the then outstanding notes. No resignation or removal of the trustee and no appointment of a successor trustee will become effective until the acceptance of appointment by a successor trustee in accordance with the requirements of the Indenture.

No personal liability of directors, officers, employees, incorporator and stockholders

No director, officer, employee, incorporator, agent, stockholder or affiliate of the Company or any of its subsidiaries, as such, shall have any liability for any obligations of the Company or any of its subsidiaries under the notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of the notes, by accepting a note waives and releases all such liability. This waiver and release are part of the consideration for issuance of the notes.

Unclaimed funds

All funds deposited with the trustee or any paying agent for the payment of principal, interest, premium or additional amounts in respect of the notes that remain unclaimed for two years after the maturity date of such notes will be repaid to the Company upon its request. Thereafter, any right of any holder of notes to such funds shall be enforceable only against the Company, and the trustee and paying agents will have no liability therefore.

Governing law

The notes and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

Book-entry settlement and clearance

Book-entry settlement

The notes will be issued in the form of one or more fully registered global securities in a minimum denomination of $2,000 or integral multiples of $1,000 in excess thereof that will be deposited with DTC in New York, New York or its nominee. This means that the Company will not issue certificates to each holder. Each global security will be issued in the name of Cede & Co., DTC’s nominee, which will keep a computerized record of its participants (for example, your broker) whose clients have purchased notes. The participant will then keep a record of its clients who purchased the notes. Unless it is exchanged in whole or in part for a certificate, a global security may not be transferred, except that DTC, its nominees, and their successors may transfer a global security as a whole to one another.

Beneficial interests in global securities will be shown on, and transfers of global securities will be made only through, records maintained by DTC and its participants. If you are not a participant in DTC, you may beneficially own notes held by DTC only through a participant.

The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer beneficial interests in a global security.

DTC advises that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with it and facilitates the settlement among participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to others, including securities brokers and dealers, banks and trust companies that clear transactions through or maintain a direct or indirect custodial relationship with a direct participant either directly, or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

DTC holds securities that its direct participants deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations.

Purchases of notes represented by one or more global securities under the DTC system must be made by or through direct participants, which will receive a credit for the notes on DTC’s records. The ownership interest of each beneficial owner of each note is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in notes, except in the event that use of the book-entry system for the notes is discontinued.

To facilitate subsequent transfers, all notes deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of notes with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes; DTC’s records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Delivery of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Redemption notices, if any, will be sent to DTC. If less than all of the notes within an issue are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed.

Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the notes. Under its usual procedures, DTC mails an omnibus proxy to the Company as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date (identified in a listing attached to the omnibus proxy).

Redemption proceeds and distributions on the notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from the Company or the paying agent on payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of each participant and not of DTC, the paying agent, or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds and distributions to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the Company or the paying agent, disbursement of such payments to direct participants will be the responsibility of DTC, and disbursement of such payments to the beneficial owners will be the responsibility of direct and indirect participants.

A beneficial owner must give notice to elect to have its notes purchased or tendered, through its participant, to the paying agent, and will effect delivery of the notes by causing the direct participant to transfer the participant’s interest in the notes, on DTC’s records, to the paying agent. The requirement for physical delivery of the notes in connection with an optional tender or a mandatory purchase will be deemed satisfied when the ownership rights in the notes are transferred by direct participants on DTC’s records and followed by a book-entry credit of tendered securities to the paying agent’s DTC account.

DTC may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to us or the paying agent. Under such circumstances, in the event that a successor securities depository is not obtained, note certificates are required to be printed and delivered. The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, note certificates will be printed and delivered.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but the Company takes no responsibility for its accuracy.

The trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under the Indenture or under applicable law with respect to any transfer of any interest in any notes other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, the Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

Neither the trustee nor any agent shall have any responsibility or liability for any actions taken or not taken by the DTC.

Euroclear and Clearstream, Luxembourg

If the depositary for a global security is DTC, you may hold interests in the global notes through Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream, Luxembourg”), in each case, as a participant in DTC.

Euroclear and Clearstream, Luxembourg will hold interests, in each case, on behalf of their participants through customers’ securities accounts in the names of Euroclear and Clearstream, Luxembourg on the books of their respective depositaries, which in turn will hold such interests in customers’ securities in the depositaries’ names on DTC’s books.

Payments, deliveries, transfers, exchanges, notices and other matters relating to the notes made through Euroclear or Clearstream, Luxembourg must comply with the rules and procedures of those systems. Those systems could change their rules and procedures at any time. The Company has no control over those systems or their participants, and the Company takes no responsibility for their activities. Transactions between participants in Euroclear or Clearstream, Luxembourg, on the one hand, and other participants in DTC, on the other hand, would also be subject to DTC’s rules and procedures.

Investors will be able to make and receive through Euroclear and Clearstream, Luxembourg payments, deliveries, transfers, exchanges, notices and other transactions involving any securities held through those systems only on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.

In addition, because of time-zone differences, U.S. investors who hold their interests in the notes through these systems and wish, on a particular day, to transfer their interests, or to receive or make a payment or delivery or exercise any other right with respect to their interests, may find that the transaction will not be effected until the next business day in Luxembourg or Brussels, as applicable. Thus, investors who wish to exercise rights that expire on a particular day may need to act before the expiration date. In addition, investors who hold their interests through both DTC and Euroclear or Clearstream, Luxembourg may need to make special arrangements to finance any purchase or sales of their interests between the U.S. and European clearing systems, and those transactions may settle later than transactions within one clearing system.

Certain United States federal income tax consequences

General

In this section, we summarize certain of the material United States federal income tax consequences of purchasing, holding and selling the notes. Except where we state otherwise, this summary deals only with notes held as capital assets (as defined in the Internal Revenue Code of 1986, as amended, or the Code) by a holder who purchases the notes at their original issuance for their initial offering price.

This summary is based on the Code, Treasury regulations (proposed and final) issued thereunder, and administrative and judicial interpretations thereof, all as they currently exist as of the date of this prospectus supplement. Those authorities may be changed (possibly with retroactive effect), or subject to differing interpretations, which could result in United States federal income tax consequences different from those described below.

We do not address all of the tax consequences that may be relevant to a holder. We also do not address, except as stated below, any of the tax consequences to holders that may be subject to special tax treatment, including financial institutions, real estate investment trusts, regulated investment companies, personal holding companies, insurance companies, United States expatriates, and brokers, traders and dealers in securities or currencies. Further, we do not address:

•	the United States federal income tax consequences to stockholders in, or partners or beneficiaries of, an entity that is a holder of the notes;

•	the United States federal income tax consequences to a tax-exempt organization that is a holder of the notes;

•	the United States federal estate and gift or alternative minimum tax consequences of the purchase, ownership or sale of the notes;

•

the United States federal income tax consequences to persons who hold the notes in a “straddle” or as part of a “hedging,” “conversion” or “constructive sale” transaction or to “U.S. Holders” (as defined below) whose “functional currency” is not the United States dollar; or

•	any state, local or foreign tax consequences of the purchase, ownership and sale of the notes.

A “U.S. Holder” is a beneficial owner of a note who or that is:

•	an individual who is a citizen or resident of the United States;

•

a corporation or other entity taxable as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate if its income is subject to United States federal income taxation regardless of its source; or

•

a trust if (1) a United States court can exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (2) it has a valid election in place under applicable United States Treasury regulations to be treated as a domestic trust.

If a partnership purchases the notes, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. A partner in a partnership holding the notes should consult its own tax advisor with regard to the United States federal income tax treatment of an investment in the notes.

A “Non-U.S. Holder” is a beneficial owner of a note who or that is not a U.S. Holder and not a partnership for United States federal income tax purposes.

THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH BELOW IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER’S PARTICULAR SITUATION. ALL PROSPECTIVE HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

Certain consequences to U.S. Holders

Certain contingent payments

Although the matter is not free from doubt, we believe and intend to take the position that the notes should not be characterized as contingent payment debt instruments under United States federal income tax law even though the notes provide for certain contingent payments (see “Description of Notes—Optional Redemption,” “—Special Mandatory Redemption” and “—Change of Control”). If the Internal Revenue Service, or the IRS, takes a contrary position, a U.S. Holder may be required (i) to accrue interest income at a rate higher than the stated interest rate on the notes, and (ii) to treat as ordinary income, rather than capital gain, any gain on the sale or other disposition of the notes. You should consult your tax advisor about the risk of the notes being treated as contingent payment debt instruments. The remainder of this discussion assumes that the notes are not contingent payment debt instruments.

Interest income

Stated interest on the notes will be taxable to a U.S. Holder as ordinary income as the interest accrues or is paid, in accordance with the U.S. Holder’s method of tax accounting.

Sale, exchange, redemption or retirement of the notes

If you are a U.S. Holder, upon the sale, exchange, redemption or retirement of the notes, you will generally recognize gain or loss in an amount equal to the difference between (i) the amount realized on the sale, exchange, redemption or retirement less any amount received in respect of accrued interest, which will be taxable as interest income as discussed above, and (ii) your adjusted tax basis in the notes. Your adjusted tax basis in the notes generally will equal your cost of the notes. Gain or loss on the sale, exchange, redemption or retirement of the notes generally will be capital gain or loss and will be long-term capital gain or loss if at the time of the sale, exchange, redemption or retirement you have held the notes for more than one year. Long-term capital gains of non-corporate U.S. Holders are currently eligible for preferential rates of taxation. The deductibility of capital losses is subject to significant limitations under the Code.

If you are a U.S. Holder that has held the notes for one year or less at the time of the sale, exchange, redemption or retirement, any gain or less recognized generally will be taxable as short-term capital gain or loss. Any short term capital gain is taxable at the same rates as ordinary income.

Additional tax on net investment income

A U.S. Holder that is an individual, estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (i) such holder’s “net investment income” (or undistributed “net investment income” in the case of an estate or trust) as defined in Section 1411(c)(1) of the Code for the relevant taxable year and (ii) the excess of such holder’s modified adjusted gross income for such taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income will generally include its interest income and its net gains from the disposition of the notes, unless such interest payments or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities).

Backup withholding and information reporting

In general, information reporting requirements will apply to payments of principal and interest on the notes and to the proceeds of the sale of notes other than payments to certain exempt recipients, such as corporations. If you fail to supply your correct taxpayer identification number, under-report your tax liability or otherwise fail to comply with applicable United States information reporting or certification requirements, you may also be subject to backup withholding (currently at a rate of 28%) with respect to such payments. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. Holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

Certain consequences to Non-U.S. Holders

Interest income

Under the “portfolio interest exemption,” no withholding of United States federal income tax will apply to a payment of interest on a note to a Non-U.S. Holder, provided that:

•	such interest payment is not effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States;

•	the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	the Non-U.S. Holder is not a controlled foreign corporation that is related directly or constructively to us through stock ownership;

•	the Non-U.S. Holder is not a bank whose receipt of interest on the notes is described in Section 881(c)(3)(A) of the Code; and

•

the Non-U.S. Holder satisfies the certification requirement by providing to the withholding agent, in accordance with specified procedures and under penalties of perjury, a statement to the effect that the holder is not a United States person (generally through the provision of a properly executed Form W-8BEN or, if the notes are held by a securities clearing organization, certain financial institutions that are not qualified intermediaries, foreign partnerships, foreign simple trusts or foreign grantor trusts, a Form W-8IMY along with copies of Forms W-8BEN from the Non-U.S. Holders).

If a Non-U.S. Holder cannot satisfy the requirements of the portfolio interest exemption described above, payments of interest on a note made to such Non-U.S. Holder generally will be subject to a 30% United States federal withholding tax, unless that holder provides the withholding agent with (i) a properly executed Form W-8BEN, or a substantially similar form signed under the penalties of perjury, claiming an exemption from or reduction of withholding under an applicable United States income tax treaty or (ii) a properly executed Form W-8ECI, or a substantially similar form signed under the penalties of perjury, stating that the payments on the note are not subject to withholding tax because they are effectively connected with that holder’s conduct of a trade or business in the United States.

If a Non-U.S. Holder is engaged in a trade or business in the United States and the interest on the note is effectively connected with the conduct of that trade or business (and, if required by an applicable income tax treaty, is attributable to a permanent establishment within the United States), that Non-U.S. Holder generally will be subject to United States federal income tax on the interest on a net income basis. If such a Non-U.S. Holder provides the withholding agent with a properly executed Form W-8ECI, it will be exempt from the 30% United States federal withholding tax on payments of interest on its notes (as described above). In addition, a Non-U.S. Holder that is a foreign corporation that is engaged in a trade or business in the United States may be subject to a 30% (or such lower rate as may apply under a tax treaty) branch profits tax on its earnings and profits that are effectively connected with the conduct of that trade or business, subject to certain adjustments.

Foreign Account Tax Compliance Act

Legislation enacted in 2010 known as the Foreign Account Tax Compliance Act, or FATCA, imposes United States withholding tax on interest paid after December 31, 2013 and gross proceeds, including the return of principal, from the sale or other disposition, including redemptions, of debt obligations paid after December 31, 2016 to certain foreign financial institutions and non-financial foreign entities if certain information reporting requirements related to United States accounts or ownership are not satisfied. In general, under a grandfathering provision, this withholding tax will not apply to debt instruments that are issued prior to January 1, 2014. If the notes were modified on or after January 1, 2014 in such a way that they were considered to be re-issued for United States federal income tax purposes, the grandfathering provision would no longer apply. In that case, FATCA would apply to interest payments and gross proceeds as described above. We will not be obligated to make any “gross up” or additional payments in respect of amounts withheld on the notes if we determine that withholding is required under FATCA with respect to any payments on the notes.

Sale, exchange, redemption or retirement of the notes

A Non-U.S. Holder will generally not be subject to United States federal withholding or income tax on any gain realized upon the sale, exchange, redemption or retirement of the notes. If, however, a Non-U.S. Holder holds the notes in connection with a trade or business conducted in the United States (and the gain is effectively connected with the conduct of that trade or business) or, in the case of an individual, is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are met, it may be subject to income tax on any gains recognized. Any effectively connected gains generally will be subject to United States federal income tax in the same manner as effectively connected interest income as described above.

Backup withholding and information reporting

Where required, information will be reported to each Non-U.S. Holder as well as the IRS regarding any interest that is paid and the amount of tax, if any, withheld. Copies of these information returns may also be made available to the tax authorities of the country in which the Non-U.S. Holder is treated as a resident under the provisions of a specific treaty or agreement. Unless the Non-U.S. Holder complies with certification procedures to establish that it is not a United States person, information returns may be filed with the IRS in connection with the proceeds from a sale or other disposition of the notes and the Non-U.S. Holder may be subject to United States backup withholding tax on payments on the notes or on the proceeds from a sale or other disposition of the notes. The certification procedures required to claim the exemption from withholding tax on interest described above will satisfy the certification requirements necessary to avoid such information reporting and backup withholding as well. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a credit against such holder’s United States federal income tax liability and may entitle such holder to a refund, provided that all required information is timely furnished to the IRS. Non-U.S. Holders should consult their own tax advisors regarding the filing of a United States tax return and the claiming of a credit or refund of such backup withholding.

THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER’S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

Underwriting

Subject to the terms and conditions contained in an underwriting agreement, dated as of the date of this prospectus supplement between us and the underwriters named below, for whom J.P. Morgan Securities LLC is acting as representative, we have agreed to sell to each underwriter, and each underwriter has severally agreed to purchase from us, the principal amount of 2018 notes and 2023 notes that appears opposite its name in the table below:

Underwriters	Principal amount of 2018 notes	Principal amount of 2023 notes

J.P. Morgan Securities LLC	$	$
Mitsubishi UFJ Securities (USA), Inc.	$	$
Total	$	$

The underwriters are offering the notes subject to their acceptance of the notes from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the notes offered by this prospectus supplement are subject to certain conditions. The underwriters are obligated to take and pay for all of the notes offered by this prospectus supplement if any such notes are taken.

Commissions and discounts

The underwriters initially propose to offer the notes to the public at the public offering price that appears on the cover page of this prospectus supplement. In addition, the underwriters initially propose to offer the notes to certain dealers at prices that represent a concession not in excess of     % of the principal amount of the 2018 notes and     % of the principal amount of the 2023 notes. Any underwriter may allow, and any such dealer may reallow, a concession not in excess of     % of the principal amount of the 2018 notes and     % of the principal amount of the 2023 notes to certain other dealers. After the initial offering of the notes, the underwriters may, from time to time, vary the offering prices and other selling terms. The underwriters may offer and sell notes through certain of their affiliates. The offering of the notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The following table shows the underwriting discounts and commissions that we will pay to the underwriters in connection with the offering of the notes:

Paid by us

Per 2018 note		%
2018 notes total	$
Per 2023 note		%
2023 notes total	$
Total	$

Expenses associated with this offering to be paid by us, other than underwriting discounts and commissions are estimated to be approximately $1.9 million.

We have also agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of any such liabilities.

New issues of notes

Each series of notes offered hereby is a new issue of securities for which there is currently no established trading market. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any quotation system. The underwriters have advised us that they intend to make a market in the notes, but they are not obligated to do so. The underwriters may discontinue any market making in the notes at any time at their sole discretion. Accordingly, we cannot assure you that a liquid trading market will develop for the notes, that you will be able to sell your notes at a particular time or that the prices you receive when you sell will be favorable.

Settlement

We expect that delivery of the notes will be made to investors on or about May     , 2013, which will be the fifth business day following the date of this prospectus supplement (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of this prospectus supplement or the next succeeding business day will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the trade date or the next succeeding business day should consult their own advisor.

No sales of similar securities

We have agreed that we will not, through and including the business day following the closing of this offering, without first obtaining the prior written consent of J.P. Morgan Securities LLC, offer, sell, contract to sell or otherwise dispose of any debt securities issued or guaranteed by us and having a tenor of more than one year, except for the notes sold to the underwriters pursuant to the underwriting agreement.

Short positions

In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the prices of the notes. Specifically, the underwriters may overallot in connection with the offering of the notes, creating syndicate short positions. In addition, the underwriters may bid for and purchase notes in the open market to cover syndicate short positions or to stabilize the prices of the notes. The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discounts and commissions received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in the offering of the notes, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise.

Any of these activities, as well as other purchases by the underwriters for their own accounts, may stabilize or maintain the market prices of the notes above independent market levels. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. The underwriters are not required to engage in any of these activities, and may end any of them at any time. These transactions may be effected in the over-the-counter market or otherwise.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) no offer of notes may be made to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of notes shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus.

This prospectus has been prepared on the basis that any offer of notes in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of notes. Accordingly any person making or intending to make an offer in that Relevant Member State of notes which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of notes in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to prospective investors in the United Kingdom

Each underwriter has represented and agreed that (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial

Services and Markets Act 2000 (the “Act”)) in connection with the issue or sale of the notes in circumstances in which Section 21(1) of such Act does not apply to us and (b) it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.

Other relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged in and may in the future engage in commercial banking, derivatives and/or financial advisory, investment banking and other commercial transactions and services with us and our affiliates for which they have received or will receive customary fees and commissions. J.P. Morgan Securities LLC and The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”), an affiliate of Mitsubishi UFJ Securities (USA), Inc., are joint lead arrangers and joint bookrunners, JPMorgan Chase Bank, N.A. (“JPMorgan Chase”), an affiliate of J.P. Morgan Securities LLC, is administrative agent, a lender, swing line lender and letter of credit issuer and BTMU is syndication agent and a lender under the credit agreement entered into on September 10, 2012, as amended, which relates to the Revolving Credit Facility and the Existing Term Loan. JPMorgan Chase Bank is administrative agent and a lender and BTMU is syndication agent and a lender under the New Term Loan. In addition, J.P. Morgan Securities LLC and BTMU have agreed to be joint lead arrangers, J.P. Morgan Securities LLC has agreed to be sole bookrunner, JPMorgan Chase Bank has agreed to be the administrative agent and a lender and BTMU has agreed to be a lender, for the bridge term loan facility that will be available to us if we do not sell sufficient notes in this offering to complete the Acquisition.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments.

Legal matters

The validity of the notes offered hereby will be passed upon for us by King & Spalding LLP, Atlanta, Georgia. Certain legal matters will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

Experts

The consolidated financial statements of Total System Services, Inc., appearing in TSYS’ Annual Report on Form 10-K for the year ended December 31, 2012 (including the schedule appearing therein) as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2012 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of NetSpend Holdings, Inc., appearing in NetSpend’s Annual Report on Form 10-K for the year ended December 31, 2012 (including the schedule appearing therein) as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2012, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

TOTAL SYSTEM SERVICES, INC.

Debt Securities

Common Stock

The securities listed above may be offered and sold by us and/or may be offered and sold, from time to time, by one or more selling securityholders to be identified in the future. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in the securities described in the applicable prospectus supplement.

This prospectus may not be used to sell securities unless accompanied by the applicable prospectus supplement.

These securities will be our equity securities or unsecured obligations, will not be savings accounts, deposits or other obligations of any bank or savings association, and will not be insured by the Federal Deposit Insurance Corporation, the bank insurance fund or any other governmental agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 8, 2013

Unless the context requires otherwise, references to “TSYS,” “we,” “us,” “our” or similar terms are to Total System Services, Inc. and its subsidiaries.

About this prospectus

This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration statement, we may sell, either separately or together, debt securities and common stock in one or more offerings.

Each time we sell securities, we will provide a prospectus supplement and/or other type of offering document or supplement (together referred to herein as a “prospectus supplement”) that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities offered under this prospectus. That registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

Where you can find more information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public from the SEC website at http://www.sec.gov. To receive copies of public records not posted to the SEC website at prescribed rates, you may complete an online form at http://www.sec.gov, send a fax to (202) 772-9337 or submit a written request to the SEC, Office of FOIA/PA Operations, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as

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amended (the “Exchange Act”) (other than, in each case, information deemed to have been furnished and not filed in accordance with SEC rules), until we sell all the securities offered by this prospectus:

•

our Annual Report on Form 10-K, as amended by Form 10-K/A, for the year ended December 31, 2012 (including the portions of our Proxy Statement on Schedule 14A, filed on March 15, 2013, incorporated by reference therein);

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013;

•	our Current Reports on Form 8-K filed on February 19, 2013, April 11, 2013, May 2, 2013 and May 8, 2013; and

•

the description of TSYS’ common stock contained in our Registration Statement on Form 8-A (Registration No. 001-10254) filed on May 17, 1989, as amended by our Current Report on Form 8-K filed on May 8, 2013.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing), at no cost, by writing or calling us at the following address:

Senior Director of Investor Relations

Total System Services, Inc.

One TSYS Way

Columbus, Georgia 31901

Telephone: (706) 644-4918

You should rely only on the information contained or incorporated by reference in this prospectus and the applicable prospectus supplement. We have not authorized anyone else to provide you with additional or different information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in jurisdictions where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement or any document incorporated by reference is accurate as of any date other than the dates of the applicable documents.

Use of proceeds

We intend to use the net proceeds from the sales of the securities as set forth in the applicable prospectus supplement.

Legal matters

Unless otherwise indicated in the applicable prospectus supplement, some legal matters will be passed upon for us by our counsel, King & Spalding LLP. Any underwriters will be represented by their own legal counsel.

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Experts

The consolidated financial statements of Total System Services, Inc., appearing in TSYS’ Annual Report on Form 10-K for the year ended December 31, 2012 (including the schedule appearing therein) as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2012 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of NetSpend Holdings, Inc. (“NetSpend”), appearing in NetSpend’s Annual Report on Form 10-K for the year ended December 31, 2012 (including the schedule appearing therein) as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2012, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

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